HellerEhrman

May 5, 2005


05008288

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH, D.C.
202
SECTION

Ladies and Gentlemen:

SEC FILE NO. 82-34697

Re: Artel Solutions Group Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Artel Solutions Group Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding notice of annual general meeting, dated April 28, 2005, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 29, 2005;

(2) The Company's announcement of annual results for the year ended December 31, 2004, dated April 22, 2005, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 23, 2005;

(3) The Company's announcement regarding the resignation of executive director and chief operating officer, dated January 31, 2005, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on February 1, 2005;

(4) The Company's announcement regarding the changes in directorships and company secretary, dated September 27, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 28, 2004;

(5) The Company's announcement regarding 2004 interim results, dated September 24, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 25, 2004;

(6) The Company's interim report 2004, dated September 24, 2004;

(7) The Company's annual report 2003, dated April 30, 2004;

(8) The Company's announcement regarding notice of annual general meeting, dated April 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on May 1, 2004; and

(9) The Company's announcement regarding 2003 annual results, dated April 26, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 27, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enc.

c.c. Artel Solutions Group Holdings Ltd.



Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 931)


RECEIVED
MAY 18 2005
202
PROCESSING
SECTION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Artel Solutions Group Holdings Limited (the "**Company**") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Kowloon, Hong Kong on Friday, 27 May 2005 at 11:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors and auditors of the Company for the year ended 31 December 2004;

2. to re-elect directors of the Company (the "**Directors**") and to authorise the board of Directors to fix the Directors' remuneration;

3. to re-appoint auditors and to authorise the board of Directors to fix their remuneration;

4. to, as special business, consider and, if thought fit, passing the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip

* *For identification purpose only*

dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "**Companies Law**") or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

5. to, as special business, consider and, if thought fit, passing the following resolution as an ordinary resolution:

"**THAT**:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock **Exchange**") or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors of the Company by this resolution."

6. "**THAT** the Directors be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 4 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

Yours faithfully
For and on behalf of the board of Directors of
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 28 April 2005

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business in Hong Kong:
Unit 858, 8th Floor
HITEC, 1 Trademart Drive
Kowloon Bay, Kowloon
Hong Kong

Notes:

1 A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the Articles of Association, vote in his stead. A proxy need not be a member of the Company.

2 In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. In relation to the proposed resolution no. 2 above, Mr. Yim Hing Wah and Ms. Hu Gin Ing will retire from their offices of Directors at the above meeting pursuant to Article 86(3) and Article 87(1) respectively and, being eligible, Mr. Yim Hing Wah and Ms. Hu Gin Ing will offer themselves for re-election.

4. In relation to the proposed resolutions nos. 4 and 6 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of Shares under the Listing Rules. The Directors have no immediate plans to issue any new Shares other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by shareholders.

5. In relation to proposed resolution no. 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules is set out in Appendix I to the circular in relation to the proposed grant of general mandates to issue new Shares and repurchase Shares accompanying the annual report.

As at the date of this notice, the directors of the Company comprise two executive directors, namely Mr. Yu Pen Hung and Mr. Yen Chung Chuan, and three independent non-executive directors, namely Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah.

Please also refer to the published version of this announcement in The Standard.


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號:931)

股東週年大會通告

茲通告宏通集團控股有限公司(「本公司」)謹訂於二零零五年五月二十七日星期五上午十一時正假座香港九龍灣展貿徑1號國際展貿中心315室召開股東週年大會,藉以處理下列普通事項:

1. 接納及考慮本公司截至二零零四年十二月三十一日止年度之經審核綜合財務報表及本公司董事會報告及核數師報告;

2. 重選本公司董事(「**董事**」)及授權董事會釐定董事之酬金;

3. 重新聘任核數師及授權董事會釐定其酬金;

4. 作為特別事項,考慮及酌情通過下列作為普通決議案之決議案:

「**動議**:

(a) 在下文(c)段之限制下及根據香港聯合交易所有限公司(「聯交所」)證券上市規則之規定,一般性及無條件批准董事在有關期間(定義見下文)行使本公司所有權力,以配發、發行及處理本公司未發行股份,並作出或授予可能需要行使此等權力之售股建議、協議及購股權(包括認購股份之認股權證);

(b) 上文(a)段之批准將授權董事在有關期間內作出或授予可能須於有關期間終止後行使上述權力之售股建議、協議及購股權;

(c) 董事依據上文(a)段之批准而配發或有條件或無條件同意配發(不論是否依據購股權或其他理由而配發者)、發行或處理之股本面值總額(不包括因(i)配售新股(定義見下文);或(ii)本公司購股權計劃授出之任何購股權獲行使;或(iii)

* *僅供識別*

按照本公司不時生效之組織章程提供任何以股代息或類似安排，以配發及發行股份以取代股份之全部或部份股息；或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權而配發者）合共不得超過：

(aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%；及

(bb) （如董事獲本公司股東以另一項普通決議案授權）本公司在本決議案獲得通過之後購回之本公司任何股本之面值（最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%），

及根據本決議案第(a)段之授權亦須受此數額限制；及

(d) 就本決議案而言：

「**有關期間**」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、開曼群島公司法第22章（經綜合一九六一年第三號法案而修訂）（「**公司法**」）或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂；

「**配售新股**」指董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予權利可認購股份之證券（惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或遞延後，作出彼等認為必需或適當之豁免或另作安排）。」

5. 作為特別事項，考慮及酌情通過下列作為普通決議案之決議案：

「**動議**：

(a) 一般性及無條件批准董事在有關期間（定義見下文）行使本公司所有權力，以在香港聯合交易所有限公司（「**聯交所**」）或本公司股份可能進行上市及就此目的獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份或按照證券及期貨事務監察委員會或聯交所之規則及規定、公司法及其他一切適用法例購回股份；

(b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

(c) 就本決議案而言，「**有關期間**」乃指由本決議案通過之日期至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、公司法或開曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

6. 「動議授權董事行使上文第4項決議案(a)段所述有關本公司就該決議案(c)段(bb)分段之股本之授權。」

承董事會命
宏通集團控股有限公司
主席
游本宏
謹啟

香港，二零零五年四月二十八日

註冊辦事處:	*香港總辦事處及主要營業地點:*
Century Yard	香港九龍
Cricket Square	九龍灣
Hutchins Drive	展貿徑1號
P.O. Box 2681 GT	國際展貿中心8樓858室
George Town	
Grand Cayman	
Cayman Islands	
British West Indies	

附註:

1. 凡有權出席上述通告召開大會及於會上投票之股東,均有權委任一位或多位代表出席及根據本公司之組織章程之條款代其投票。受委代表毋須為本公司股東。

2. 股東務請按照代表委任表格所印之指示填妥及簽署該表格,並連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本,最遲於大會或續會舉行時間48小時前送回本公司之股份過戶登記處香港分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下,方為有效。

3. 有關上文提呈之第2項決議案,嚴慶華先生及胡競英女士將分別根據本公司組織章程第86(3)及87(1)條於上述大會退任董事之職,但仍有資格並願意膺選連任。

4. 有關上文提呈之第4項及第6項決議案,乃徵求股東批准授予董事一般授權以授權根據上市規則配發及發行股份。除根據本公司之購股權計劃或股東可能批准之以股代息計劃須發行之股份外,董事現時並無即時計劃發行任何新股。

5. 有關上文提呈之第5項決議案,董事謹此聲明彼等將行使獲授之權力,在彼等認為對股東有利之適當情況下購回股份。上市規則規定須向股東提供所需資料,以便股東就提呈之決議案作出知情決定之說明文件已載於本通函附錄一。

於本通告日期,本公司之兩名執行董事為游本宏先生及嚴中川先生,而三名獨立非執行董事為劉助博士、胡競英女士及嚴慶華先生。

請同時參閱本公佈於香港經濟日報的內容。



Artel Group
宏通集團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 931)



RECEIVED

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

RESULTS

The board of directors (the "Directors") of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004, together with the comparative figures for the previous year prepared in accordance with generally accepted accounting principles in Hong Kong as follows:

		Year ended 31 December	
		2004	2003
	Notes	***HK$'000***	*HK$'000*
Turnover	2	**1,658,830**	2,202,933
Cost of sales	3	**(1,575,828)**	(2,110,412)
Gross profit		**83,002**	92,521
Other operating income	4	**6,518**	13,137
Distribution costs		**(8,926)**	(8,690)
Administrative expenses		**(31,372)**	(29,199)
Profit from operations	5	**49,222**	67,769
Finance costs	6	**(15,421)**	(14,940)
Share of results of associates		**6**	–
Profit before taxation		**33,807**	52,829
Taxation	7	**(585)**	(2,549)
Net profit for the year		**33,222**	50,280
Dividend	8	**7,200**	–
Earnings per share (HK cents)	9		
Basic		**2.1**	3.1
Diluted		**2.1**	3.1

* *For identification purpose only*

Notes:

1. **Basis of preparation**

In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group had commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether the new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

2. **Turnover and segment information**

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns, during the year.

The Group's turnover and contribution to gross profit for the year analysed by principal activity and geographical market are as follows:

	2004 ***HK$'000***	2003 *HK$'000*
Turnover by principal activity:		
Distribution of computer components and Information technology products	**1,557,798**	2,101,947
Provision of integrated e-enabling solutions	**101,032**	100,986
	1,658,830	2,202,933
Turnover by geographical market:		
The People's Republic of China (the "PRC")	**1,023,654**	1,020,999
Hong Kong	**635,176**	1,181,934
	1,658,830	2,202,933
Contribution to gross profit by geographical market:		
PRC	**57,107**	52,374
Hong Kong	**25,895**	40,147
	83,002	92,521

An analysis of the Group's turnover and contribution to the operating profit by business segment is as follows:

For the year ended 31 December 2004:

	Distribution of computer components and information technology products *HK$'000*	**Provision of integrated e-enabling solutions** *HK$'000*	**Consolidated** *HK$'000*
TURNOVER			
External sales	**1,557,798**	**101,032**	**1,658,830**
RESULT			
Segment result	**32,866**	**14,812**	**47,678**
Other operating income			**6,518**
Unallocated corporate expenses			**(4,974)**
Profit from operations			**49,222**
Finance costs			**(15,421)**
Share of results of associates			**6**
Profit before taxation			**33,807**
Taxation			**(585)**
Net profit for the year			**33,222**

For the year ended 31 December 2003:

	Distribution of computer components and information technology products *HK$'000*	Provision of integrated e-enabling solutions *HK$'000*	Consolidated *HK$'000*
TURNOVER			
External sales	2,101,947	100,986	2,202,933
RESULT			
Segment result	43,575	14,321	57,896
Other operating income			13,137
Unallocated corporate expenses			(3,264)
Profit from operations			67,769
Finance costs			(14,940)
Profit before taxation			52,829
Taxation			(2,549)
Net profit for the year			50,280

3. Cost of sales

	2004 HK$'000	2003 HK$'000
Cost of sales comprises:		
Cost of goods sold	**1,656,527**	2,196,802
Rebates	**(80,699)**	(86,390)
	1,575,828	2,110,412

4. Other operating income

	2004 HK$'000	2003 HK$'000
Agency fee income	**–**	9,800
Gain on disposal of plant and equipment	**–**	13
Interest income on bank deposits	**787**	1,283
Promotional services income	**3,256**	1,317
Unrealised gain on interest rate swap transactions	**551**	–
Sundry income	**1,924**	724
	6,518	13,137

5. Profit from operations

Profit from operations has been arrived at after charging and (crediting):

	2004 HK$'000	2003 HK$'000
Allowance for doubtful debts	**1,512**	–
Allowance for inventories	**2,491**	–
Amortisation of goodwill	**353**	–
Auditors' remuneration	**800**	730
Depreciation of plant and equipment	**2,001**	935
Loss (gain) on disposal of plant and equipment	**118**	(13)
Operating lease rentals in respect of rented premises	**5,115**	3,905
Staff costs:		
Directors' remuneration		
– fees	**511**	480
– other emoluments	**4,905**	6,125
– retirement benefits scheme contributions	**25**	35
	5,441	6,640
Staff costs excluding directors' remuneration	**12,851**	15,135
Retirement benefits scheme contributions, excluding amounts included in directors' remuneration	**181**	273
	13,032	15,408
Total staff costs	**18,473**	22,048

6. **Finance costs**

	2004	2003
	HK$'000	*HK$'000*
Interest on bank overdrafts and short-term bank borrowings wholly repayable within five years	**13,250**	11,777
Bank charges	**2,171**	3,163
	15,421	14,940

7. **Taxation**

	2004	2003
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax:		
Current year	**–**	2,314
Underprovision in previous years	**19**	235
Deferred tax	**566**	–
Taxation attributable to the Company and its subsidiaries	**585**	2,549

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year.

No provision for taxation has been made in respect of the Company's subsidiaries operating in other jurisdictions as they did not have assessable profits for both years.

8. **Dividend**

	2004	2003
	HK$'000	*HK$'000*
Interim dividend paid of HK0.45 cent per share (2003: Nil)	**7,200**	–
No final dividend proposed (2003: Nil)	**–**	–
	7,200	–

9. **Earnings per share**

The calculation of the basic earnings per share for the year is based on the net profit for the year of HK$33,222,000 (2003: HK$50,280,000) and on the 1,600,000,000 (2003: 1,600,000,000) shares in issue.

The calculation of the diluted earnings per share is based on the net profit for the year of HK$33,222,000 (2003: HK$50,280,000) and on the weighted average of 1,600,048,792 (2003: 1,602,729,443) shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted.

DIVIDEND

The Directors do not recommend the payment of a final dividend.

BUSINESS REVIEW

The vision of Artel Group

Artel is committed to serve the genuine need for computing, multimedia, and networking solutions in the high-tech community. We are dedicated to providing cutting edge solutions – complete, concise, and always current with reliable services. We commit to help our customers reach their business goals. With this positive attitude, we invest a great deal of effort in cultivating the new sales channels in 2004. We now have solid personal computer ("PC") DIY channel, original equipment manufacturer ("OEM") channel, consumer electronic channel, I-Café channel, value added reseller ("VAR") networking channel and online channel to boost our growth for the year 2005.

The values of Artel Group

Artel's core values are integrity, customer satisfaction, supply chain partnership and dedication to excellence. These values motivate our employees and management team. Also, we incorporate them in evaluating our operations, our planning, our decision making and our vision for the future.

Business review

2004 was a challenging year for the Group to expand our marketing scope from a hardware distributor to a high tech solution provider. At the beginning of the year, we targeted to cultivate new channels for increasing our gross profit margin. The Group's gross profit margin increased from 4% to 5% mainly lifted by the 22% gross profit of our integrated e-enabling solutions as HK$21.9 million and 12% gross profit of our thin film transistor liquid crystal display ("LCD") group as HK$28.6 million. After diversifying our product line to fulfill the new channel's needs, the major source of income is composed of 74% Intel central processing unit ("CPU") and chipset products, 6% e-enabling network solutions, 13% LCD products and 7% Intel motherboard. Because we developed new channel, it caused an impact of HK$488 million drop in revenue for Intel CPU business alone. Further, we discontinued several slow moving networking specialty items from our 2003 product line, which brought about the rest of the HK$56 million drop in revenue. For the year 2004, the Group achieved a turnover of HK$1,659 million, against HK$2,203 million recorded last year. The net profit after tax was HK$33.2 million, as compared with HK$50.3 million in 2003. The Group was able to maintain the net profit margin, with only a slight change from 2.3% to 2.0% in 2004. Nevertheless, we had significant revenue increases in certain categories year over year. Motherboard revenue increased 15%, e-enabling solutions was up 22% and LCD products was up 25%. The most exciting accomplishment in 2004 was the revenue of HK$38 million of design-in LCD panel to our OEM customers and HK$25 million of design-in TV panel to Chinese TV factories. These improvements make all the hard work in channel development worthwhile.

The highlight of 2004 for Artel was winning over 40% market share in the PRC as the No.1 Intel Box motherboard based on our efficient channel management and customer satisfaction. Also, we successfully entered the consumer electronic OEM market by carrying LCD TV and monitor Panel. We have developed over 60 OEM customers in the PRC. Lastly, We have established 14 LCD monitor and service centers in the PRC.

PROSPECTS

Market trend

Multimedia Internet through wireless and mobility access is a global trend. According to PC magazine 12.1.2005 edition, the PRC is about to become a huge player in flat-screen TVs, cell phones, and more. They will continue to steamroll the competition in consumer electronic since the country has already taken over the manufacture of DVD players and tube TVs. The global demand of LCD monitor in 2004 was 69 million units. The forecast growth for 2005 is 97 million, 2006 is 117 million, 2007 is 128 million, and 2008 is 143 million. The global demand of LCD TV in 2004 was 9 million units. The forecast growth for 2005 is 16 million, 2006 is 27 million, and 2007 is 34 million. The Group foresees a strong economic growth in the PRC and is keen to identify business opportunities to grow in this market. In the long run, we will benefit from the synergy that will be generated from the combination of the vertical and horizontal segments. Both Digital Home Solution and Digital Enterprise Solution that Intel is promoting are portals for us to penetrate into the huge PRC market. It is expected that these new concepts will be able to fortify our market share in distribution of computer components, and will provide Artel with a new direction to enlarge our solutions business.

Major products development

Distribution business

Distribution of Intel products:

- Principal products include CPU, motherboard, wireless and networking products.

- Major market segments include DIY channel and PC retailers.

Distribution of LCD products:

- Principal products include various sizes of monitor and TV.

- Major market segments include PC retailers and consumer electronic retailers.

Solution business

Solution for CE & OEM Makers:

- Principal products include chipset, IC or board level products, monitor panel, and TV panel.

- Major market segments include LCD monitor maker, LCD TV maker, DVD maker, and motherboard maker

Solution for Digital Home: The concept of 5C value = Control + Convenience + Community + Customization + Content to link digital home appliances and PC with Internet accessibility.

- Principal products include CPU, motherboard, TV tuner, PVR, DMA (Digital Media Adapter), TV encorder for desktop or notebook to link with TV, media center with remote control features. digital TV related products.

- Major market segments include VAR and SI (System Intergrator).

Solution for Digital Enterprise: e-enabling solution provides mobility to users through wireless device for Internet access anywhere and anytime.

- Principal products include CPU, motherboard, monitor, various networking devices such as PRO/ wireless network connection, mobile adapter and other connectivity products.

- Major market segments include institutions such as government, education, healthcare, finance, telecommunication and business enterprise.

Solution for customer service:

- Principal products include after sales services such as repair, exchange and technical support for monitors.

- Major geographical market segments include Beijing, Shanghai, Shenzhen, Guangzhou, Chengdu, Chongqing, Xian, Kunming, Wuhan, Nanjing, Guiyang, Fuzhou, Hangzhou, Zhengzhou, Shenyang, Haerbin, and Urumqi. We plan to expand our service centers into a nationwide consumer electronic service system.

Adjusting to the multimedia Internet world

The Internet is a global web of networks to connect people to business and people. It becomes a common communication channel as telephone and even more sophisticated. The stream line video, MP3 music, X-box games, VoIP, and other forms of visual, audio, text, graphic information reach every corner of the world through the giant Internet highway. The number of Internet users is continuously growing in a rapid speed. This provides a booming opportunity for Artel to expand our business in the high-tech community.

In conclusion, the Group will seize the golden opportunity offer by booming Internet and the PRC economic growth. In the vertical segment of PC channel, we will continue to grow in CPU and LCD monitor products, which account for one-third of the cost of a PC's costing. In the horizontal segment of the high tech industry, we will set foot in the OEM market, multimedia consumer electronic market and the e-enabling solution market. With the products for distribution and solutions, we believe the Group will continue to grow with the PRC market.

MANAGEMENT DISCUSSION AND ANALYSIS

Operations review

Working against the challenging year of 2004, the Group expanded marking scope from a hardware provider to a high tech solution provider. The Group managed to achieve a profit after taxation of approximately HK$33 million for the year 2004, representing a decrease of 34% from HK$50 million of last year.

During the year under review, the Group's turnover was approximately HK$1,659 million (2003: approximately HK$2,203 million), representing a decrease of 25%. Turnover from PRC market in 2004 was about 62% (2003: 46%) of total turnover. The increase was mainly due to the Group continues to expand its distribution and logistic networks in the PRC.

Gross profit margin improved from 4.2% to 5.0% when comparing the result from last year, it is contributed by higher profit margin of LCD monitors and the e-enabling solutions projects. Gross profit was approximately HK$83 million for the year 2004 (2003: approximately HK$93 million) representing a decrease of 10% over last year.

Finance costs for 2004 was approximately HK$15 million which is the same as last year. The administrative expenses slightly increased to approximately HK$31 million from HK$29 million of year 2003.

Liquidity, financial resources and gearing

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$118 million as at 31 December 2004 (2003: approximately HK$148 million). Balance of bank overdrafts and short-term bank borrowings was approximately HK$387 million as at 31 December 2004 (2003: approximately HK$324 million). The short-term bank borrowings were applied to finance the purchase of inventory of the Group. The gearing ratio of the Group as at 31 December 2004 calculated as a ratio of total bank loans to total assets was 43% (2003: 35%). Net assets were approximately HK$452 million (2003: approximately HK$426 million).

The Group recorded total current asset value of approximately HK$943 million as at 31 December 2004 (2003: approximately HK$923 million) and total current liability value of approximately HK$485 million (2003: approximately HK$500 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, was 1.9 as at 31 December 2004. It was approximately the same at last year.

The Group had inventory of approximately HK$361 million as at 31 December 2004 (2003: approximately HK$332 million) representing an increase of 9% from last year.

The Group recorded another profitable year in 2004 and this contributed to an increase in shareholders' funds to approximately HK$452 million as at 31 December 2004 (2003: approximately HK$426 million).

Treasury policies

The Group's major borrowings are in US dollars and HK dollars. All borrowings are based on LIBOR or Hong Kong best lending rates. As the Group's revenues are mainly in US dollars, and major borrowings and payments are in either US dollars or HK dollars, there is a natural hedge mechanism in place and currency risk exposure is relatively low. However, the Group has strengthened its treasury management functions and will continue to manage its currency and interest rate exposures.

Pledge of assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group were pledged to its bankers to secure certain banking facilities grant to the Group.

Investments

In June 2004, the Group acquired 30% of issued share capital of a well-established logistics company in Hong Kong at a cash consideration of HK$15 million. The acquisition is expected to bring synergistic effects, particularly the lower logistics expenses, to the Group.

Contingent liabilities

The Group had no contingent liabilities at the balance sheet date.

Employees

As at 31 December 2004, the Group had 75 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號：931)

截至二零零四年十二月三十一日止年度之全年業績公佈

業績

宏通集團控股有限公司（「本公司」）董事會（「董事」）謹此公佈本公司及其附屬公司（「本集團」）截至二零零四年十二月三十一日止年度按照香港公認會計原則編製之經審核綜合業績，連同往年度之比較數字如下：

	附註	截至十二月三十一日止年度 二零零四年 千港元	二零零三年 千港元
營業額	2	**1,658,830**	2,202,933
銷售成本	3	**(1,575,828)**	(2,110,412)
毛利		**83,002**	92,521
其他經營收入	4	**6,518**	13,137
分銷成本		**(8,926)**	(8,690)
行政開支		**(31,372)**	(29,199)
經營溢利	5	**49,222**	67,769
財務費用	6	**(15,421)**	(14,940)
應佔聯營公司業績		**6**	–
除税前溢利		**33,807**	52,829
税項	7	**(585)**	(2,549)
年度純利		**33,222**	50,280
股息	8	**7,200**	–

	附註		
每股盈利(港仙)	9		
基本		**2.1**	3.1
攤薄		**2.1**	3.1

附註：

1. 編製基準

香港會計師公會已於二零零四年頒佈多項全新或經修訂之香港會計準則及香港財務報告準則(「香港財務報告準則」)(統稱「新香港財務報告準則」),由二零零五年一月一日或之後開始之會計期間生效。本集團並未於截至二零零四年十二月三十一日止年度之財務報表內提早採納此等新香港財務報告準則。

本集團已開始考慮此等新香港財務報告準則之潛在影響,惟未能釐定此等新香港財務報告準則會否對其經營業績及財務狀況之編製及呈列方式構成重大影響。此等新香港財務報告準則或會導致日後更改業績及財務狀況之編製及呈列方式。

2. 營業額及分類資料

營業額指年內向外界客戶出售產品及提供服務已收或應收之款項減去年內貿易折扣及退貨。

本集團本年度按主要業務及地區市場分析之營業額及毛利貢獻如下：

	二零零四年 *千港元*	二零零三年 *千港元*
按主要業務劃分之營業額：		
分銷電腦組件及資訊科技產品	**1,557,798**	2,101,947
提供綜合電子啟動方案	**101,032**	100,986
	1,658,830	2,202,933
按地區市場劃分之營業額：		
中華人民共和國(「中國」)	**1,023,654**	1,020,999
香港	**635,176**	1,181,934
	1,658,830	2,202,933
按地區市場劃分之毛利貢獻：		
中國	**57,107**	52,374
香港	**25,895**	40,147
	83,002	92,521

本集團按業務分類之營業額及經營溢利貢獻之分析如下：

截至二零零四年十二月三十一日止年度：

	分銷電腦組件及資訊科技產品 *千港元*	提供綜合電子啟動方案 *千港元*	綜合 *千港元*
營業額			
對外銷售	**1,557,798**	**101,032**	**1,658,830**
業績			
分類業績	**32,866**	**14,812**	**47,678**
其他經營收入			**6,518**
未分配公司開支			**(4,974)**
經營溢利			**49,222**
財務費用			**(15,421)**
應佔聯營公司業積			**6**
除稅前溢利			**33,807**
稅項			**(585)**
年度純利			**33,222**

截至二零零三年十二月三十一日止年度：

	分銷電腦組件及資訊科技產品 *千港元*	提供綜合電子啟動方案 *千港元*	綜合 *千港元*
營業額			
對外銷售	2,101,947	100,986	2,202,933
業績			
分類業績	43,575	14,321	57,896

其他經營收入	13,137
未分配公司開支	(3,264)
經營溢利	67,769
財務費用	(14,940)
除稅前溢利	52,829
稅項	(2,549)
年度純利	50,280

3. 銷售成本

	二零零四年 千港元	二零零三年 千港元
銷售成本包括:		
已售貨品之成本	**1,656,527**	2,196,802
回佣	**(80,699)**	(86,390)
	1,575,828	2,110,412

4. 其他經營收入

	二零零四年 千港元	二零零三年 千港元
代理費收入	**–**	9,800
出售廠房及設備收益	**–**	13
銀行存款之利息收入	**787**	1,283
推廣服務收入	**3,256**	1,317
掉期息率交易之未變現收益	**551**	–
雜項收入	**1,924**	724
	6,518	13,137

5. 經營溢利

經營溢利已扣除及（計入）下列各項：

	二零零四年 千港元	二零零三年 千港元
呆賬撥備	**1,512**	–
存貨撥備	**2,491**	–
商譽攤銷	**353**	–
核數師酬金	**800**	730
廠房及設備折舊	**2,001**	935
出售廠房及設備之虧損（收益）	**118**	(13)
有關租賃物業之經營租賃租金	**5,115**	3,905
僱員成本：		
董事酬金		
一袍金	**511**	480
一其他酬金	**4,905**	6,125
一退休福利計劃供款	**25**	35
	5,441	6,640
不包括董事酬金之僱員成本	**12,851**	15,135
退休福利計劃供款（不包括計入董事酬金之款額）	**181**	273
	13,032	15,408
總僱員成本	**18,473**	22,048

6. 財務費用

	二零零四年 千港元	二零零三年 千港元
須於五年內悉數償還之銀行透支及短期銀行借貸	**13,250**	11,777
銀行收費	**2,171**	3,163
	15,421	14,940

7. 稅項

	二零零四年 千港元	二零零三年 千港元
支出包括：		
香港利得稅：		
本年度	–	2,314
過往年度撥備不足	19	235
遞延稅項	566	–
本公司及其附屬公司應佔稅項	585	2,549

香港利得稅乃按本年度估計應課稅溢利之17.5%（二零零三年：17.5%）計算。

由於本公司於其他司法權區經營之附屬公司於上述年度並無應課稅溢利，故並無就該等附屬公司作出稅項撥備。

8. 股息

	二零零四年 千港元	二零零三年 千港元
已付中期股息每股0.45港仙（二零零三年：無）	7,200	–
並不建議派付末期股息（二零零三年：無）	–	–
	7,200	–

9. 每股盈利

本年度每股基本盈利乃按年內純利33,222,000港元（二零零三年：50,280,000港元）及已發行股份1,600,000,000（二零零三年：1,600,000,000）股計算。

每股攤薄盈利則按年內純利33,222,000港元（二零零三年：50,280,000港元），以及假設未行使購股權於授出當日已行使之情況下應有已發行及可發行股份加權平均數1,600,048,792（二零零三年：1,602,729,443）股計算。

股息

董事並不建議派付末期股息。

業務回顧

宏通集團之願景

宏通矢志為高科技界提供電腦、多媒體及網絡方案，以迎合業內之真正需要，並致力提供完備、精確及緊貼市場趨勢之創新方案以及可靠之服務，協助客戶達致業務目標。憑藉此積極正面之態度，本集團於二零零四年大力發掘新銷售市場。本集團現已擁有鞏固之個人電腦DIY市場、原設備製造商市場、消費電子產品市場、I-Café市場、增值轉售商聯網市場及網上市場，以提升本集團於二零零五年之增長。

宏通集團之價值

宏通之核心價值為待客以誠、滿足客戶需求、建立供應鏈夥伴關係及致力追求卓越，不斷推動本集團之僱員及管理層努力向前。此外，本集團在進行業務評估、規劃、決策及未來目標之過程中亦會結合此等價值。

業務回顧

於二零零四年，本集團力求將其業務範疇由作為硬件分銷商延伸至高科技方案供應商，故二零零四年對本集團而言可謂充滿挑戰之一年。本集團於年初計劃開拓新市場以提升毛利率。本集團之毛利率由4%增加至5%，主要由於綜合電子啟動方案之22%毛利（21,900,000港元）及超薄膠片晶體管液晶顯示器（「液晶」）產品業務之12%毛利（28,600,000港元）帶動所致。於擴大產品線以配合新市場需要後，本集團之主要收入來源有74%為英特爾中央處理器（「CPU」）及芯片產品、6%為電子啟動網絡方案、13%為液晶產品，而英特爾主板則為7%。由於本集團開發新市場，故導致英特爾CPU業務收入下跌488,000,000港元。此外，本集團終止經營二零零三年產品線中若干滯銷之聯網專用項目，致使餘下項目的收入減少56,000,000港元。二零零四年，本集團之營業額達1,659,000,000港元，而去年則錄得2,203,000,000港元。除税後純利為33,220,000港元，二零零三年則為50,280,000港元。本集團之純利率得以保持，僅由2.3%稍微下調至二零零四年之2.0%。然而，本集團部份產品線之收入按年計算則錄得大幅增長。主板、電子啟動方案及液晶產品之收入分別增加15%、22%及25%。於二零零四年，最令人振奮之成就乃來自向原設備製造商客戶供應內置液晶電視面板之收入38,000,000港元及向中國電視廠商供應內置電視面板之收入25,000,000港元。收入改善乃本集團致力開發市場之回報。

憑藉本集團有效之市場管理及迎合客戶需求，宏通樂見於二零零四年成功取得中國英特爾盒裝主板市場逾40%市場佔有率，使之成為國內首屈一指之英特爾盒裝主板分銷商。此外，本集團亦透過提供液晶電視及顯示器面板，成功進軍消費電子產品原設備製造商市場。本集團已與中國超過60名原設備製造商客戶建立關係，並於中國設立14所液晶顯示器及服務中心。

前景

市場趨勢

透過無線及流動網絡連接多媒體互聯網乃全球趨勢。根據於二零零五年一月十二日出版之PC Magazine，中國勢將成為平面電視、流動電話及其他電子產品之龐大市場，加上國內已開始製造DVD機及影象管電視，預期有關產品將繼續刺激消費電子產品之競爭。液晶顯示器於二零零四年之全球需求為69,000,000台，而二零零五年、二零零六年、二零零七年及二零零八年之增長預測則分別為97,000,000台、117,000,000台、128,000,000台及143,000,000台。液晶電視於二零零四年之全球需求為9,000,000台，而二零零五年、二零零六年及二零零七年之增長預測則分別為16,000,000台、27,000,000台及34,000,000台。本集團預計中國之經濟增長強勁，因此會積極物色使其於市場內成長之商機。長遠而言，本集團將受惠於縱向及橫向分類結合所帶來之協同效益。英特爾現正推廣之數碼家居方案及數碼企業方案乃本集團打入龐大中國市場之法門。預期此等新概念將可鞏固本集團於分銷電子組件方面之市場佔有率，並將為宏通開展新路向，以擴充本集團之方案業務。

主要產品開發

分銷業務

分銷英特爾產品：

- 主要產品包括CPU、主板、無線及網絡產品。
- 主要市場分別包括DIY市場及個人電腦零售商。

分銷液晶產品：

- 主要產品包括各種大小之顯示器及電視。
- 主要市場分類包括個人電腦零售商及消費電子產品零售商

方案業務

消費電子產品及原設備製造商方案

- 主要產品包括芯片、集成電路或電路板級產品、顯示器面板及電視面板。
- 主要市場分類包括液晶顯示器製造商、液晶電視製造商、DVD製造商及主板製造商。

數碼家居方案：5C價值概念=監控(Control) + 便利(Convenience) + 社會(Community) + 度身訂造(Customization) + 內容(Content)，連接數碼家居產品及可接駁互聯網之個人電腦

- 主要產品包括CPU、主板、電視調節器、個人錄影機、DMA(數碼媒體轉接器)、用於可接駁電視之桌上或筆記簿形電腦之電視編碼器、具備遙控功能之媒體中心及數碼電視相關產品。
- 主要市場分類包括增值轉售商及SI(系統集成商)。

數碼企業方案:電子啟動方案透過無線裝置,使用家可隨時隨地連接互聯網。

- 主要產品包括CPU、主板、顯示器、多種網絡裝置,例如PRO／無線網絡連接、流動轉接器及其他連接產品。
- 主要市場分類包括政府、教育、保健、金融、電訊等機構及商業企業。

客戶服務方案:

- 主要產品包括顯示器維修、退換及技術支援等售後服務。
- 主要地區市場分類包括北京、上海、深圳、廣州、成都、重慶、西安、昆明、武漢、南京、貴陽、福州、杭州、鄭州、瀋陽、哈爾濱及烏魯木齊。本集團計劃將服務中心拓展為一個全國消費電子產品服務系統。

作出調整以融入多媒體互聯網世界

互聯網為連接人與業務及人與人之全球網絡,其已成為如電話一般通用之通訊渠道,甚至比電話更為全面。流線視像、MP3音樂、X-box遊戲、VoIP及其他視像、音像、文字、圖文資料形式透過龐大之互聯網領域遍佈世界每個角落。互聯網用家數目持續以高速增長,為宏通於高科技界拓展業務提供龐大商機。

總括而言,本集團將把握來自互聯網蓬勃發展及中國經濟增長之寶貴機會。在個人電腦市場縱向分類方面,本集團將繼續發展CPU及液晶顯示器產品,而該兩種產品佔個人電腦成本三分之一。在高科技業橫向分類方面,本集團將鞏固在原設備製造商市場、多媒體消費電子產品市場及電子啟動方案市場之地位。憑藉分銷產品及提供方案,本集團將繼續與中國市場同步增長。

管理層討論及分析

營運回顧

面對充滿挑戰之二零零四年,本集團將市場視線放得更遠,由作為硬件供應商延伸至高科技方案供應商。本集團於二零零四年成功取得約33,000,000港元之除稅後溢利,較去年之50,000,000港元下降34%。

本集團於回顧年度之營業額約為1,659,000,000港元(二零零三年:約2,203,000,000港元),下跌25%。二零零四年度來自中國市場之營業額約佔總營業額62%(二零零三年:46%)。有關營業額上升,主要由於本集團持續擴展其中國分銷及物流網絡所帶動。

毛利率由去年之4.2%上升至5.0%，此乃由於液晶顯示器及電子啟動方案項目之高毛利率所帶動。二零零四年度毛利約為83,000,000港元（二零零三年：約93,000,000港元），較去年下降10%。

二零零四年之財務費用約為15,000,000港元，與去年相同。行政開支由二零零三年之29,000,000港元輕微增加至約31,000,000港元。

流動資金及財務資源

本集團於二零零四年十二月三十一日之現金及銀行結存總額（包括已抵押銀行存款）約為118,000,000港元（二零零三年：約148,000,000港元）。於二零零四年十二月三十一日，銀行透支及短期銀行借貸結餘約為387,000,000港元（二零零三年：約324,000,000港元）。短期銀行借貸乃為本集團之存貨採購提供資金。本集團於二零零四年十二月三十一日之資本與負債比率（按銀行貸款總額對資產總值之比率計算）為43%（二零零三年：35%）。資產淨值約為452,000,000港元（二零零三年：約426,000,000港元）。

本集團於二零零四年十二月三十一日錄得流動資產總值約943,000,000港元（二零零三年：約923,000,000港元），而流動負債總值則約為485,000,000港元（二零零三年：約500,000,000港元）。本集團之流動比率於二零零四年十二月三十一日（以流動資產總值除以流動負債總值）為1.9，與去年者相若。

本集團於二零零四年十二月三十一日擁有約361,000,000港元存貨（二零零三年：約332,000,000港元），較去年增加9%。

本集團於二零零四年仍為獲利之一年，使股東資金上升至二零零四年十二月三十一日之約452,000,000港元（二零零三年：約426,000,000港元）。

庫務政策

本集團主要以美元及港元進行借貸，而所有借貸均以倫敦銀行同業拆息或香港最優惠借貸利率計算。由於本集團之收入主要以美元計算，而主要借貸及支付款項則以美元或港元計算，故存在自然對沖機制，而貨幣風險相對偏低。然而，本集團已加強其庫務管理，並將繼續管理其貨幣及利率風險。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押予其往來銀行，以取得授予本集團之若干銀行信貸。

投資

於二零零四年六月，本集團收購一間規模龐大之香港物流公司30%已發行股本，代價為現金15,000,000港元。預期此項收購將為本集團帶來協同效應，尤其可減低物流開支。

或然負債

本集團於結算日並無或然負債。

僱員

於二零零四年十二月三十一日，本集團共聘用75名全職僱員。

本集團主要按業內慣例、個人表現及經驗而向僱員支付薪酬。除基本薪酬外，本集團將參考其業績及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

審核委員會

審核委員會之主要工作包括審閱及監管本集團之財務匯報過程及內部監控。審核委員會已審閱本集團截至二零零四年十二月三十一日止年度之財務報表。

審核委員會由三名獨立非執行董事劉助博士、胡競英女士以及嚴慶華先生組成。

購買、出售或贖回本公司上市證券

於截至二零零四年十二月三十一日止年度內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市股份。

公司管治

本公司於截至二零零四年十二月三十一日止年度一直遵守香港聯合交易所有限公司（「聯交所」）證券上市規則附錄14所載之最佳應用守則。

於聯交所網頁公佈業績

包含上市規則附錄16第45(1)至45(3)段所規定之所有資料之本公司年報，將在適當時間於聯交所網頁公佈。

股東週年大會

本公司將於二零零五年五月二十七日舉行股東週年大會，有關詳情將載於將在適當時候刊發之本公司股東週年大會通告。

致謝

本人謹藉此機會代表董事會，感謝全體董事及員工作出之寶貴貢獻及努力不懈。本人亦謹此向本公司業務伙伴於過去多年之鼎力支持致以衷心謝意。

承董事會命
主席
游本宏

香港，二零零五年四月二十二日

於本公佈日期，本公司之兩名執行董事為游本宏先生及嚴中川先生，而三名獨立非執行董事為劉助博士、胡競英女士及嚴慶華先生。

* *僅供識別*

請同時參閱本公佈於香港經濟日報的內容。



Artel Group
宏通集團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 931)



PROCESSING
RECEIVED
MAY 18 2005
WASH, D.C.
202
SECTION

ANNOUNCEMENT

The Board of Directors (the "Board") of Artel Solutions Group Holdings Limited (the "Company") announces that Mr. Yu Chi Ming, Frederick has resigned as executive director and Chief Operating Officer with effect from 31 January 2005.

Mr. Yu and the Board both confirmed that there is no disagreement between the two parties and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board would like to extend its deepest gratitude and appreciation to Mr. Yu for his past contribution to the Company.

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and three independent non-executive directors, namely, Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah.

By order of the Board
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

31 January 2005

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*
(於開曼群島註冊成立之有限公司)
(股份代號:931)

通 告

宏通集團控股有限公司(「本公司」)之董事會(「董事會」)宣佈,由二零零五年一月三十一日起,余志明先生已辭任本公司執行董事兼營運總監一職。

余先生及董事會已確認,雙方並無爭拗,故本公司股東並無須特別注意之其他事宜。

董事局謹此就余先生對本公司作出之貢獻深表謝意及感激。

於本公佈發表日期,本公司共有游本宏先生、余志明先生及嚴中川先生三名執行董事,以及劉助博士、胡競英女士及嚴慶華先生三名獨立非執行董事。

承董事會命
宏通集團控股有限公司
主席
游本宏

二零零五年一月三十一日

* *僅供識別*

請同時參閱本公佈於香港經濟日報的內容。


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 931)

CHANGES IN DIRECTORSHIPS AND COMPANY SECRETARY

The Board of Directors (the "Board") of Artel Solutions Group Holdings Limited (the "Company") hereby announces that with effect from 27 September 2004, Mr. Yim Hing Wah ("Mr. Yim") is appointed as independent non-executive director and audit committee member of the Company.

The Board also announces that Mr. Siu Kam Chau resigned as secretary of the Company and Ms. Chan Wai Ling is appointed as secretary of the Company with effect from 27 September 2004.

Mr. Yim, aged 40, has more than 14 years experience in auditing, accounting, taxation, business consulting and financial management. He had worked for Deloitte Touche Tohmatsu as manager for 9 years. After that, he was the financial controller of Jiangsu Nandasoft Company Limited and Chinasoft International Limited, both companies listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited. Currently, he is a partner of Chan, Yim, Cheng & Co., an accounting firm in Hong Kong. During the last three years, Mr. Yim held no other directorship in listed company save as being an independent non-executive director of Jiangsu Nandasoft Company Limited, a company listed on the GEM. Mr. Yim holds a Bachelor Degree in Accounting from Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants, Association of Chartered Certified Accountants and Hong Kong Securities Institute.

As at the date of this announcement, Mr. Yim does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and any relationships with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yim is not appointed for a specified term but is subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the articles of association of the Company. He will be entitled to a director fee of HK$120,000

per annum, which is to be determined by the Board with reference to his duties and responsibilities with the Company, the Company's performance and profitability as well as the Company's remuneration policy.

Saved as disclosed above, there is no other matter in relation to the appointment of Mr. Yim that will need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and three independent non-executive directors, namely, Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 27 September 2004

* *For identification purpose only.*

Please also refer to the published version of this announcement in The Standard.


Artel Group
宏 通 集 團
ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*
(於開曼群島註冊成立之有限公司)
(股份代號:931)

更改董事及公司秘書

宏通集團控股有限公司(「本公司」)董事會(「董事會」)宣佈,於二零零四年九月二十七日起委任嚴慶華先生(「嚴先生」)為本公司獨立非執行董事兼審核委員會成員。

董事會亦宣佈蕭錦秋先生已辭任本公司之秘書,而陳惠玲女士則獲委任為本公司之秘書,自二零零四年九月二十七日起生效。

嚴先生,40歲,於審計、會計、稅務、商業諮詢及財務管理方面積逾14年經驗。彼於德勤•關黃陳方會計師行出任經理一職九年。其後,彼為江蘇南大蘇富特軟件股份有限公司及中軟國際有限公司之財務總監,而兩間公司均為香港聯合交易所有限公司創業板市場(「創業板」)上市之公司。現時,彼為香港一間會計師行陳嚴鄭會計師事務所之合夥人,過去三年,除為創業板上市公司江蘇南大蘇富特軟件股份有限公司之獨立非執行董事,嚴先生概無於其他上市公司擔任董事職務。嚴先生持有香港理工大學之學士學位,主修會計。彼為香港會計師公會、英國特許公認會計師公會及香港證券專業學會之會員。

於本公佈發表日期,嚴先生於本公司股份中概無擁有根據證券及期貨條例第XV部之涵義所指之任何權益,亦與本公司之任何董事、高級管理層或主要或控股股東概無任何關連。嚴先生並無固定任期,惟須於根據本公司之組織章程細則於本公司股東週年大會上輪席告退及膺選連任。彼有權享有董事袍金每年120,000港元,金額由董事會參照彼於本公司之責任及職責、本公司之業績及盈利能力及本公司之薪酬政策而釐定。

除上述所披露者外,就委任嚴先生一事而言,概無任何其他事項須知會本公司股東。

於本公佈發表日期，本公司共有游本宏先生、余志明先生及嚴中川先生三名執行董事，以及劉助博士、胡競英女士及嚴慶華先生三名獨立非執行董事。

承董事會命
主席
游本宏

香港，二零零四年九月二十七日

* *僅供識別*

請同時參閱本公佈於香港經濟日報的內容。


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 931)



2004 INTERIM RESULTS

CONDENSED CONSOLIDATED INCOME STATEMENT

The Board of Directors (the "Board") of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 (the "Period"). The results had been reviewed by the Group's auditors, Deloitte Touche Tohmatsu, and the Company's audit committee.

	Notes	Six months ended 30 June 2004 HK$'000 (Unaudited)	2003 HK$'000 (Unaudited)
Turnover	3	**830,283**	1,170,044
Cost of sales		**(785,023)**	(1,119,480)
Gross profit		**45,260**	50,564
Other operating income		**2,891**	2,016
Distribution costs		**(4,288)**	(5,074)
Administrative expenses		**(16,372)**	(17,292)
Profit from operations	4	**27,491**	30,214
Finance costs		**(6,046)**	(6,913)
Profit before taxation		**21,445**	23,301
Taxation	5	**(398)**	(2,826)
Net profit for the period		**21,047**	20,475
Dividend	6	**7,200**	–
Earnings per share (HK cents)	7		
– Basic		**1.3**	1.3
– Diluted		**1.3**	N/A

* *For identification purpose only*

CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2004	31 December 2003
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Non-current assets		
Plant and equipment	**10,359**	2,672
Goodwill	**14,121**	–
Interests in associates	**879**	–
	25,359	2,672
Current assets		
Inventories	**341,939**	331,924
Trade receivables, prepayments and deposits	**463,191**	435,221
Taxation recoverable	**9,605**	8,408
Pledged bank deposits	**78,631**	65,999
Bank balances and cash	**41,929**	81,561
	935,295	923,113
Current liabilities		
Trade payables, sales deposits and accrued charges	**9,186**	175,484
Bank borrowings due within one year	**458,390**	324,470
	467,576	499,954
Net current assets	**467,719**	423,159
Total assets less current liabilities	**493,078**	425,831
Non-current liability		
Bank borrowings due after one year	**46,200**	–
Net assets	**446,878**	425,831
Capital and reserves		
Share capital	**16,000**	16,000
Reserves	**430,878**	409,831
Shareholders' funds	**446,878**	425,831

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

1. Basis of Preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the Group's annual audited financial statements for the year ended 31 December 2003, except for the follows:

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its estimated useful life generally not exceeding twenty years.

3. Segment Information

Business segments

The Group's primary format for reporting segment information is business segments.

For the six months ended 30 June 2004:

	Distribution of computer components and information technology products *HK$'000* (Unaudited)	Provision of integrated e-enabling solutions *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
TURNOVER			
External sales	803,445	26,838	830,283
SEGMENT RESULT	27,563	804	28,367
Other operating income			2,891
Unallocated corporate expenses			(3,767)
Profit from operations			27,491
Finance costs			(6,046)
Profit before taxation			21,445
Taxation			(398)
Net profit for the period			21,047

For the six months ended 30 June 2003:

	Distribution of computer components and information technology products *HK$'000* (Unaudited)	Provision of integrated e-enabling solutions *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
TURNOVER			
External sales	1,151,486	18,558	1,170,044
SEGMENT RESULT	30,672	634	31,306
Other operating income			2,016
Unallocated corporate expenses			(3,108)
Profit from operations			30,214
Finance costs			(6,913)
Profit before taxation			23,301
Taxation			(2,826)
Net profit for the period			20,475

Geographical segments

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Turnover by geographical market		
The People's Republic of China (the "PRC")	**519,236**	420,860
Hong Kong	**311,047**	749,184
	830,283	1,170,044
Contribution to gross profit by geographical market		
PRC	**29,108**	18,695
Hong Kong	**16,152**	31,869
	45,260	50,564

4. **Profit from Operations**

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Profit from operations has been arrived at after charging and (crediting):		
Depreciation on plant and equipment	**513**	434
Interest income	**(301)**	(921)

5. **Taxation**

The charge represents provision for Hong Kong Profits Tax for the period of the Company and its subsidiaries. Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the period.

No provision for PRC icome tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the period.

No deferred taxation has been provided as there are no significant temporary difference as at balance sheet date.

6. **Dividend**

The directors have determined that an interim dividend of HK0.45 cents (2003: Nil) per ordinary share should be paid to the shareholders of the Company whose names appear on the Register of Members on 29 October 2004.

7. **Earnings per Share**

The calculation of the basic earnings per share for the period is based on the net profit for the period of HK$21,047,000 (2003: HK$20,475,000) and on 1,600,000,000 shares (2003: 1,600,000,000 shares) in issue.

The calculation of the diluted earnings per share is based on the net profit for the period of HK$21,047,000 and on the weighted average of 1,606,283,400 shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted. As at 30 June 2003, there was no potential dilutive shares.

PAYMENT OF DIVIDEND

The interim dividend will be paid on 5 November 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 27 October 2004 to 29 October 2004, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers and relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Standard Registrars Limited at Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wan Chai, Hong Kong not later than 4:00 p.m. on 26 October 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Group Performance and Operations

For the six months ended 30 June 2004, the Group's turnover was HK$830 million (2003: HK$1,170 million), representing a decrease of 29% as compared to the same period of last year. The change in turnover was mainly due to the decline in Intel revenue. Net profit attributable to shareholders increased from HK$20.4 million to HK$21 million, representing a 3% increase against the same period of last year, despite the gross profit for the period reduced from HK$51 million to HK$45 million.

The overall gross profit margin was in fact slightly improved by 1%, attributed by the introduction of thin film transistor liquid crystal display ("LCD") monitors since March 2003. The net profit margin rose from 1.7% to 2.5% attributable to effective cost control and tax arrangement.

The revenue contributed by Intel products reduced against the same period of last year due to the drop in market share as Intel introduced a new distributor in the third quarter of 2003 to replace an ex-distributor who was terminated in 2002, in order to maintain four distributors for the Mainland market.

As a value-added digital home products distributor, the Group set up customer service centers in 13 cities in the Mainland, including Xian, Shenyang, Zhengzhou, Nanjing, Wenzhou, Wuhan, Guiyang, Kunming, Beijing, Shanghai, Shenzhen, Guangzhou and Chengdu, to further provide value-added services including pre-sales technical support and after-sales service to dealers and end users in the Mainland, as well as to provide the services of product testing, debugging and technical problem-solving solution to original equipment manufacturers ("OEMs").

In order to expand the Group's distribution and logistics network, the Group acquired 30% of issued share capital of a well-established logistics company in Hong Kong at a consideration of HK$15 million on 28 June 2004. The acquisition is expected to bring synergy effects particularly the lower logistics expenses to the Group.

Prospects

Both the Mainland market of personal computer ("PC") components and the global LCD market showed a strong growth in the first half of 2004. According to the China Centre of Information Industry Development, the Mainland desktop PC shipments reached 5.6 million units for the first six months of this year, representing a 40% growth on yearly basis. The whole year shipments are expected to surpass market forecast. On the other hand, the global LCD monitor shipments recorded 52% growth in the first quarter of 2004.

The Mainland colour TV makers have been exporting more high-end TVs as low-end sets have been barred by anti-dumping tariffs imposed by the United States Commerce Department. According to the Ministry of Commerce of the PRC, export of LCD TV grew 80% year on year with a total value of US$210 million in the first half of this year.

To capture the blossoming demand from the Mainland TV makers, the Group obtained the distribution right of Chi Mei LCD panel in the first half of this year. Since March 2003, the Group has become a distributor of Chi Mei's full range of LCD products – monitor, TV and panels for monitor, TV and notebook. Distribution channels include retail markets, system integrators, PC dealers, PC OEMs and TV OEMs.

Normally, sales of LCD TV panel will have three to six months lag time due to testing period. Therefore, we expect a pick up in sales of Chi Mei LCD TV panel in the coming fourth quarter. While panel price has been falling caused by the global over-supply for the past few months, the replacement demand for LCD TV would be boosted by less expensive prices in the long run.

Given the affordable prices and computer replacement cycle, monitor would remain as the mainstream LCD product in the next couple of years. Meanwhile, the rising capacity of new generation production plants continues to push down the panel price to encourage the mass adoption of LCD TV.

The Group expects the overall gross margin will improve continuously contributing by product diversification in LCD products and Intel's new sales rebate policy for distributors globally.

Liquidity and Financial Resources

Net current assets of the Group amounted to approximately HK$468 million as at 30 June 2004 (2003: HK$423 million). Included in current assets were pledged bank deposits and cash and bank balances of HK$121 million (2003: HK$148 million). Short-term bank borrowings as at 30 June 2004 amounted to HK$458 million (2003: HK$324 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value as at 30 June 2004 was 2.0 (2003: 1.8) and maintained at a healthy level.

The Group obtained an unsecured term loan of HK$77 million during the period, of which 40%, 40% and 20% is repayable within the first year, the second year and the third year respectively. The gearing ratio of the Group, as calculated by dividing the net interest bearing debts by the net asset value of the Group, is 0.86:1 as at 30 June 2004 (2003: 0.75:1). The bank borrowings were applied to working capital to meet the expansion of the Group. Of the total borrowings, all of the borrowings were principally denominated in Hong Kong dollars and US dollars and most of them are HIBOR rate based.

Transactions of the Group are mainly denominated either in Hong Kong dollars or United State dollars. The risk of exposure to fluctuations in exchange rate is therefore low.

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including trade receivables) as security for any outstanding amount due by the Group. In addition, certain of the Group's bank deposits were pledged to bankers to secure certain banking facilities granted to the Group.

USE OF NET PROCEEDS FROM INITIAL PUBLIC OFFERINGS

The proceeds from the initial public offerings after netting off related expenses were approximately HK$179 million. As at 30 June 2004, approximately HK$82 million of the net proceeds had been applied by the Group as general working capital. Approximately another HK$18 million were applied to the development and expansion of the Group's distribution and logistics network in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong.

EMPLOYEES

As at 30 June 2004, the Group had about 80 full time employees. The Group remunerated its employees mainly based on industry practice and individual's performance and experiences. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the external auditors the accounting principals and practices adopted by the Group and discussed financial reporting matters including the review of the unaudited interim financial statements.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of the Stock Exchange.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) in Appendix 16 to the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 24 September 2004

Please also refer to the published version of this announcement in The Standard.


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號:931)

二零零四年中期業績

簡明綜合損益表

宏通集團控股有限公司(「本公司」)董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月(「本期間」)未經審核之綜合中期業績。本業績已經由本集團核數師德勤•關黃陳方會計師行及本公司審核委員會審閱。

	附註	截至六月三十日止六個月 二零零四年 千港元 (未經審核)	二零零三年 千港元 (未經審核)
營業額	3	**830,283**	1,170,044
銷售成本		**(785,023)**	(1,119,480)
毛利		**45,260**	50,564
其他經營收入		**2,891**	2,016
分銷成本		**(4,288)**	(5,074)
行政開支		**(16,372)**	(17,292)
經營溢利	4	**27,491**	30,214
財務費用		**(6,046)**	(6,913)
除税前溢利		**21,445**	23,301
税項	5	**(398)**	(2,826)
期內純利		**21,047**	20,475
股息	6	**7,200**	–
每股盈利(港仙)	7		
一基本		**1.3**	1.3
一攤薄		**1.3**	不適用

* *僅供識別*

簡明綜合資產負債表

	二零零四年 六月三十日 千港元 （未經審核）	二零零三年 十二月三十一日 千港元 （經審核）
非流動資產		
機器及設備	**10,359**	2,672
商譽	**14,121**	–
於聯營公司之權益	**879**	–
	25,359	2,672
流動資產		
存貨	**341,939**	331,924
應收貿易賬款、預付款項及按金	**463,191**	435,221
可收回稅項	**9,605**	8,408
已抵押銀行存款	**78,631**	65,999
銀行結存及現金	**41,929**	81,561
	935,295	923,113
流動負債		
應付貿易賬款、銷售按金 及應計費用	**9,186**	175,484
於一年內到期之銀行借貸	**458,390**	324,470
	467,576	499,954
流動資產淨值	**467,719**	423,159
總資產減流動負債	**493,078**	425,831
非流動負債		
於一年後到期之銀行借貸	**46,200**	–
資產淨值	**446,878**	425,831
股本及儲備		
股本	**16,000**	16,000
儲備	**430,878**	409,831
股東資金	**446,878**	425,831

簡明中期財務報表附註

1. 編製基準

本簡明財務報表乃根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄16之適用披露規定及香港會計師公會所頒佈之會計實務準則第25號「中期財務報告」編製。

2. 主要會計政策

本簡明財務報表乃按照歷史成本常規法編製。

除下文所述外，所採用之會計政策與本集團截至二零零三年十二月三十一日止年度之經審核年度財務報表一致：

在綜合時所產生之商譽指收購投資成本超過本集團於收購當日分佔該間附屬公司可分辨資產及負債公平價值之數額。商譽乃作資本化，並以直線法按其估計可使用年期攤銷（一般不超過二十年）。

3. 分類資料

業務分類

本集團之主要分類資料式呈報為業務分類。

截至二零零四年六月三十日止六個月：

	分銷電腦組件及資訊科技產品 *千港元* （未經審核）	提供綜合電子啟動方案 *千港元* （未經審核）	綜合總計 *千港元* （未經審核）
營業額			
對外銷售	**803,445**	**26,838**	**830,283**
分類業績	**27,563**	**804**	**28,367**
其他經營收入			**2,891**
未分配公司開支			**(3,767)**
經營溢利			**27,491**
財務費用			**(6,046)**
除税前溢利			**21,445**
税項			**(398)**
期內純利			**21,047**

截至二零零三年六月三十日止六個月：

	分銷電腦組件及資訊科技產品 *千港元* （未經審核）	提供綜合電子啟動方案 *千港元* （未經審核）	綜合總計 *千港元* （未經審核）
營業額			
對外銷售	1,151,486	18,558	1,170,044
分類業績	30,672	634	31,306
其他經營收入			2,016
未分配公司開支			(3,108)
經營溢利			30,214
財務費用			(6,913)
除稅前溢利			23,301
稅項			(2,826)
期內純利			20,475

地區分類

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	（未經審核）	（未經審核）
按地區市場劃分之營業額		
中華人民共和國（「中國」）	**519,236**	420,860
香港	**311,047**	749,184
	830,283	1,170,044
按地區市場劃分之毛利貢獻		
中國	**29,108**	18,695
香港	**16,152**	31,869
	45,260	50,564

4. 經營溢利

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	（未經審核）	（未經審核）
經營溢利已扣除及（計入）：		
機器及設備折舊	**513**	434
利息收入	**(301)**	(921)

5. 税項

税項支出為期內本公司及其附屬公司就香港利得税之撥備。香港利得税乃按期內估計應課税溢利之17.5%計算。

由於在中國之附屬公司期內產生虧損，因此並無就於中國之附屬公司作出中國所得税撥備。

由於截至結算日並無重大臨時差異，因此並無就遞延税項作出撥備。

6. 股息

董事決定向於二零零四年十月二十九日名列本公司股東名冊之本公司股東派付中期股息每股普通股0.45港仙(二零零三年:無)。

7. 每股盈利

期內每股基本盈利之計算方法乃按期內純利21,047,000港元(二零零三年:20,475,000港元)及已發行股份1,600,000,000股(二零零三年:1,600,000,000股)計算。

每股攤薄盈利乃按期內純利21,047,000港元及已發行及假設未行使之購股權於其授出日期獲行使時可予發行之股份1,606,283,400股之加權平均數計算。於二零零三年六月三十日,並無具潛在攤薄效應之股份。

派付股息

中期股息將於二零零四年十一月五日派付。

暫停辦理股份過戶登記

本公司將由二零零四年十月二十七日至二零零四年十月二十九日(首尾兩日包括在內)暫停辦理股份過戶登記,期間任何股份轉讓將不獲受理。為符合獲發中期股息之資格,所有轉讓文件連同有關股票最遲必須於二零零四年十月二十六日下午四時正前送交本公司股份過戶登記處香港分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

管理層討論及分析

集團業績及營運回顧

截至二零零四年六月三十日止六個月,本集團之營業額為830,000,000港元(二零零三年:1,170,000,000港元),較去年同期減少29%。營業額之轉變主要由於英特爾之收益下跌。儘管期內毛利自51,000,000港元下跌至45,000,000港元,股東應佔純利由20,400,000港元上升至21,000,000港元,較去年同期增加3%。

自二零零三年三月起,集團引入薄膜電晶體液晶顯示器(「液晶顯示器」)監視器,受惠於此,整體毛利率輕微改善1%,而有賴於有效成本控制及稅務安排,淨利率由1.7%上升至2.5%。

由於英特爾於二零零三年第三季引進新分銷商取代於二零零二年終止服務之前度分銷商,以令內地市場維持四個分銷商,而引致本集團所佔市場份額減少,故英特爾產品所佔收益較去年同期減少。

作為增值數碼家庭產品分銷商，本集團於內地13個城市（包括西安、瀋陽、鄭州、南京、溫州、武漢、貴陽、昆明、北京、上海、深圳、廣州及成都）設立客戶服務中心，以進一步為內地經銷商及最終使用者提供增值服務（包括售前技術支援及售後服務）以及為原設備製造商提供產品測試、除錯及技術解難解決方案。

為擴大本集團之分銷及物流網絡，本集團於二零零四年六月二十八日以代價15,000,000港元收購香港一家規模完備之物流公司的30%已發行股本。該收購預期為本集團帶來協同作用，特別是降低物流方面之支出。

展望

於二零零四年上半年度，內地個人電腦組件市場及全球液晶顯示器市場出現強勁增長。根據賽迪顧問股份有限公司，本年度上半年內地桌面個人電腦付運量達5,600,000台，每年增長達40%。整體付運量預期超出市場預測。另一方面，全球液晶監視器付運量於二零零四年首季錄得52%增長。

由於美國商務部向低端電視徵收反傾銷關稅，低端電視之出口受制，故內地彩色電視製造商出口更多高端電視。根據中國商務部，液晶電視之出口於本年度上半年逐年上升80%，總值210,000,000美元。

為吸納內地電視製造商之激增需求，本集團於本年度上半年取得奇美液晶面板之分銷權。自二零零三年三月起，本集團成為奇美全線液晶產品之分銷商。產品包括監視器、電視及面板（監視器面板、電視面板及手提電腦面板）。分銷渠道包括零售市場、系統整合者、個人電腦經銷商、個人電腦原設備製造商及電視原設備製造商。

一般而言，由於液晶電視面板需接受測試，液晶電視之銷售將滯延三至六個月。故此，本集團預期奇美液晶電視面板之銷售將於本年之第四季有明顯增長。面板價格於過去數月受全球性供過於求影響一直下調，長遠而言，更換液晶電視所產生之需求會因價格較低而有所激增。

由於價格大眾化以及電腦置換週期，監視器於往後數年仍會是主流液晶產品。與此同時，新一代生產廠房產能不斷提升，使面板價格持續下調，促使市場大量採用液晶電視。

本集團預期整體毛利率將會因液晶產品之多元化發展及英特爾對全球分銷商新採納之銷售回佣政策而持續改善。

流動資金及財務資源

於二零零四年六月三十日，本集團之流動資產淨值約為468,000,000港元（二零零三年：423,000,000港元）。流動資產包括已抵押銀行存款以及現金及銀行結餘121,000,000港元（二零零三年：148,000,000港元）。於二零零四年六月三十日，短期銀行借貸為458,000,000港元（二零零三年：324,000,000港元）。本集團於二零零四年六月三十日之流動比率（按流動資產總值除以流動負債總值計算）為2.0（二零零三年：1.8），並維持於穩健水平。

本集團於期內取得無抵押有期貸款77,000,000港元，其中40%、40%及20%須分別於第一年、第二年及第三年償還。本集團於二零零四年六月三十日之資本負債比率（以帶息欠款淨額除以集團資產淨值）為0.86:1（二零零三年：0.75:1）。銀行借貸用於擴展本集團所需營運資金。於全數借貸中，所有銀行借貸主要以港元及美元為單位，且大部份以香港銀行同業拆息計息。

本集團之交易主要以港元或美元計算。因此匯率波動之風險較低。

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括貿易應收賬款）之抵押權益，作為本集團欠負之任何到期欠款之抵押。此外，本集團若干銀行存款已抵押予銀行，作為其授予本集團之若干銀行信貸之擔保。

首次公開招股所得款項淨額用途

首次公開招股所得款項經扣除相關開支後約為179,000,000港元。截至二零零四年六月三十日，所得款項淨額中約82,000,000港元已用作本集團之營運資金。另外約18,000,000港元已用以發展及擴大本集團在中國之分銷及物流網絡。餘下之款項淨額則存放於香港之知名銀行作定期存款。

僱員

於二零零四年六月三十日，本集團約有80名全職僱員。本集團主要按業內慣例、個人表現及經驗釐定僱員薪酬。除基本薪酬外，本集團參照其業績及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

購買、出售或贖回本公司上市證券

於期內，本公司或其附屬公司概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會已與管理層及外聘核數師審閱本集團所採用之會計準則及慣例，並討論財務匯報事宜，包括審閱未經審核中期財務報表。

最佳應用守則

據董事所知悉，並無任何資料合理地顯示，本公司於本中期報告所蓋涵之會計期間內並無遵守聯交所上市規則附錄14 所載之最佳應用守則。

於聯交所網頁公佈中期業績

包含聯交所上市規則附錄16 第46(1)至46(6)段所規定之所有資料之詳盡業績公佈，將在適當時間於聯交所網頁公佈。

董事會

於本公佈日期，本公司共有游本宏先生、余志明先生及嚴中川先生三名執行董事，以及劉助博士及胡競英女士兩名獨立非執行董事。

承董事會命
游本宏
主席

香港，二零零四年九月二十四日

請同時參閱本公佈於經濟日報的內容。



Artel Group
宏通集團

Artel Solutions Group Holdings Limited

interim report 2004

CONDENSED CONSOLIDATED INCOME STATEMENT

The Board of Directors (the "Board") of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 (the "Period"). The results had been reviewed by the Group's auditors, Deloitte Touche Tohmatsu, and the Company's audit committee.

	Notes	Six months ended 30 June	
		2004	2003
		HK$'000	HK$'000
		(Unaudited)	(Unaudited)
Turnover	3	**830,283**	1,170,044
Cost of sales		**(785,023)**	(1,119,480)
Gross profit		**45,260**	50,564
Other operating income		**2,891**	2,016
Distribution costs		**(4,288)**	(5,074)
Administrative expenses		**(16,372)**	(17,292)
Profit from operations	4	**27,491**	30,214
Finance costs		**(6,046)**	(6,913)
Profit before taxation		**21,445**	23,301
Taxation	5	**(398)**	(2,826)
Net profit for the period		**21,047**	20,475
Dividend	6	**7,200**	–
Earnings per share (HK cents)	7		
– Basic		**1.3**	1.3
– Diluted		**1.3**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**30 June 2004 HK$'000 (Unaudited)**	31 December 2003 HK$'000 (Audited)
Non-current assets			
Plant and equipment	8	**10,359**	2,672
Goodwill	9	**14,121**	–
Interests in associates		**879**	–
		25,359	2,672
Current assets			
Inventories		**341,939**	331,924
Trade receivables, prepayments and deposits	10	**463,191**	435,221
Taxation recoverable		**9,605**	8,408
Pledged bank deposits		**78,631**	65,999
Bank balances and cash		**41,929**	81,561
		935,295	923,113
Current liabilities			
Trade payables, sales deposits and accrued charges	11	**9,186**	175,484
Bank borrowings due within one year	12	**458,390**	324,470
		467,576	499,954
Net current assets		**467,719**	423,159
Total assets less current liabilities		**493,078**	425,831
Non-current liability			
Bank borrowings due after one year	12	**46,200**	–
Net assets		**446,878**	425,831
Capital and reserves			
Share capital		**16,000**	16,000
Reserves		**430,878**	409,831
Shareholders' funds		**446,878**	425,831

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
At 1 January 2003 (Audited)	16,000	122,357	9,370	237,424	385,151
2002 final dividend paid	–	–	–	(9,600)	(9,600)
Net profit for the period	–	–	–	20,475	20,475
At 30 June 2003 (Unaudited)	16,000	122,357	9,370	248,299	396,026
Net profit for the period	–	–	–	29,805	29,805
At 31 December 2003 (Audited)	16,000	122,357	9,370	278,104	425,831
Net profit for the period	–	–	–	21,047	21,047
At 30 June 2004 (Unaudited)	16,000	122,357	9,370	299,151	446,878

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash used in operating activities	**(185,098)**	(92,188)
Tax paid	**(1,595)**	(6,001)
Interest paid	**(5,635)**	(7,065)
Net cash (used in) from investing activities	**(27,424)**	49,706
Net cash from (used in) financing activities		
Net increase in bank borrowings	**180,120**	990
Dividend paid	**-**	(9,600)
	180,120	(8,610)
Net decrease in cash and cash equivalents	**(39,632)**	(64,158)
Cash and cash equivalents at beginning of the period	**81,561**	121,804
Cash and cash equivalents at end of the period	**41,929**	57,646
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**41,929**	58,023
Bank overdrafts	**-**	(377)
	41,929	57,646

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Basis of Preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the Group's annual audited financial statements for the year ended 31 December 2003, except for the follows:

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its estimated useful life generally not exceeding twenty years.

3. Segment Information

Business segments

The Group's primary format for reporting segment information is business segments.

For the six months ended 30 June 2004:

	Distribution of computer components and information technology products HK$'000 (Unaudited)	Provision of integrated e-enabling solutions HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
TURNOVER			
External sales	**803,445**	**26,838**	**830,283**
SEGMENT RESULT	**27,563**	**804**	**28,367**
Other operating income			**2,891**
Unallocated corporate expenses			**(3,767)**
Profit from operations			**27,491**
Finance costs			**(6,046)**
Profit before taxation			**21,445**
Taxation			**(398)**
Net profit for the period			**21,047**

For the six months ended 30 June 2003:

	Distribution of computer components and information technology products HK$'000 (Unaudited)	Provision of integrated e-enabling solutions HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
TURNOVER			
External sales	1,151,486	18,558	1,170,044
SEGMENT RESULT	30,672	634	31,306
Other operating income			2,016
Unallocated corporate expenses			(3,108)
Profit from operations			30,214
Finance costs			(6,913)
Profit before taxation			23,301
Taxation			(2,826)
Net profit for the period			20,475

Geographical segments

	Six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Turnover by geographical market		
The People's Republic of China (the "PRC")	**519,236**	420,860
Hong Kong	**311,047**	749,184
	830,283	1,170,044
Contribution to gross profit by geographical market		
PRC	**29,108**	18,695
Hong Kong	**16,152**	31,869
	45,260	50,564

4. Profit from Operations

	Six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Profit from operations has been arrived at after charging and (crediting):		
Depreciation on plant and equipment	**513**	434
Interest income	**(301)**	(921)

5. Taxation

The charge represents provision for Hong Kong Profits Tax for the period of the Company and its subsidiaries. Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the period.

No provision for PRC income tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the period.

No deferred taxation has been provided as there are no significant temporary difference as at balance sheet date.

6. **Dividend**

The directors have determined that an interim dividend of HK0.45 cents (2003: Nil) per ordinary share should be paid to the shareholders of the Company whose names appear in the Register of Members on 29 October 2004.

7. **Earnings per Share**

The calculation of the basic earnings per share for the period is based on the net profit for the period of HK$21,047,000 (2003: HK$20,475,000) and on 1,600,000,000 shares (2003: 1,600,000,000 shares) in issue.

The calculation of the diluted earnings per share is based on the net profit for the period of HK$21,047,000 and on the weighted average of 1,606,283,400 shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted. As at 30 June 2003, there was no potential dilutive shares.

8. **Plant and Equipment**

During the period, the Group transferred an amount of HK$8,190,000 (2003: Nil) from deposit paid in respect of an accounting software to plant and equipment.

9. **Acquisition of a Subsidiary**

On 28 June 2004, the Group acquired 100% interest in Yiu Fai Trading Limited which net assets on the date of acquisition were as follows:

	HK$'000
Net assets acquired:	
Interests in associates	879
Shareholders' loans	(2,110)
	(1,231)
Acquisition of shareholders' loans	2,110
Net assets acquired by the Group	879
Goodwill arising on acquisition	14,121
Satisfied by:	
Cash consideration	15,000
Net cash outflow arising on acquisition	
Cash consideration	15,000

The acquired subsidiary did not make any significant contribution to the results of the Group during the period.

10. Trade Receivables, Prepayments and Deposits

The credit terms of the Group range from 30 to 180 days. The aged analysis of trade receivables at the reporting date is as follows:

	30 June 2004 HK$'000 (Unaudited)	31 December 2003 HK$'000 (Audited)
Aged:		
0 to 30 days	**200,329**	119,229
31 to 60 days	**94,757**	55,403
61 to 90 days	**20,927**	69,436
91 to 180 days	**134,804**	177,608
Over 180 days	**7,077**	–
Total trade receivables	**457,894**	421,676
Prepayments and deposits	**5,297**	13,545
	463,191	435,221

11. Trade Payables, Sales Deposits and Accrued Charges

The aged analysis of trade payables at the reporting date is as follows:

	30 June 2004 HK$'000 (Unaudited)	31 December 2003 HK$'000 (Audited)
Aged:		
0 to 30 days	**455**	164,441
31 to 60 days	–	–
61 to 90 days	–	–
91 to 120 days	**1,354**	–
Total trade payables	**1,809**	164,441
Sales deposits	**2,236**	5,744
Accrued charges	**5,141**	5,299
	9,186	175,484

The significant decrease in trade payables as at 30 June 2004 was mainly due to repayment to the suppliers.

12. Bank Borrowings

	30 June 2004 HK$'000 (Unaudited)	31 December 2003 HK$'000 (Audited)
Bank borrowings	**504,590**	324,470
Less: Amount due within one year included under current liabilities	**(458,390)**	(324,470)
Amount due after one year	**46,200**	–
Secured	**329,629**	256,067
Unsecured	**174,961**	68,403
	504,590	324,470

13. Pledge of Assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including trade receivables) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged at the balance date is as follows:

	30 June 2004 HK$'000 (Unaudited)	31 December 2003 HK$'000 (Audited)
Assets pledged	–	118,877

In addition, the Group's bank deposits at the balance date pledged to bankers to secure certain banking facilities are as follows:

	30 June 2004 HK$'000 (Unaudited)	31 December 2003 HK$'000 (Audited)
Bank deposits pledged	**78,631**	65,999

PAYMENT OF DIVIDEND

The interim dividend will be paid on 5 November 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 27 October 2004 to 29 October 2004, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers and relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Standard Registrars Limited at Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wan Chai, Hong Kong not later than 4:00 p.m. on 26 October 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Group Performance and Operations

For the six months ended 30 June 2004, the Group's turnover was HK$830 million (2003: HK$1,170 million), representing a decrease of 29% as compared to the same period of last year. The change in turnover was mainly due to the decline in Intel revenue. Net profit attributable to shareholders increased from HK$20.4 million to HK$21 million, representing a 3% increase against the same period of last year, despite the gross profit for the period reduced from HK$51 million to HK$45 million.

The overall gross profit margin was in fact slightly improved by 1%, attributed by the introduction of thin film transistor liquid crystal display ("LCD") monitors since March 2003. The net profit margin rose from 1.7% to 2.5% attributable to effective cost control and tax arrangement.

The revenue contributed by Intel products reduced against the same period of last year due to the drop in market share as Intel introduced a new distributor in the third quarter of 2003 to replace an ex-distributor who was terminated in 2002, in order to maintain four distributors for the Mainland market.

As a value-added digital home products distributor, the Group set up customer service centers in 13 cities in the Mainland, including Xian, Shenyang, Zhengzhou, Nanjing, Wenzhou, Wuhan, Guiyang, Kunming, Beijing, Shanghai, Shenzhen, Guangzhou and Chengdu, to further provide value-added services including pre-sales technical support and after-sales service to dealers and end users in the Mainland, as well as to provide the services of product testing, debugging and technical problem-solving solution to original equipment manufacturers ("OEMs").

In order to expand the Group's distribution and logistics network, the Group acquired 30% of issued share capital of a well-established logistics company in Hong Kong at a consideration of HK$15 million on 28 June 2004. The acquisition is expected to bring synergy effects particularly the lower logistics expenses to the Group.

Prospects

Both the Mainland market of personal computer ("PC") components and the global LCD market showed a strong growth in the first half of 2004. According to the China Centre of Information Industry Development, the Mainland desktop PC shipments reached 5.6 million units for the first six months of this year, representing a 40% growth on yearly basis. The whole year shipments are expected to surpass market forecast. On the other hand, the global LCD monitor shipments recorded 52% growth in the first quarter of 2004.

The Mainland colour TV makers have been exporting more high-end TVs as low-end sets have been barred by anti-dumping tariffs imposed by the United States Commerce Department. According to the Ministry of Commerce of the PRC, export of LCD TV grew 80% year on year with a total value of US$210 million in the first half of this year.

To capture the blossoming demand from the Mainland TV makers, the Group obtained the distribution right of Chi Mei LCD panel in the first half of this year. Since March 2003, the Group has become a distributor of Chi Mei's full range of LCD products – monitor, TV and panels for monitor, TV and notebook. Distribution channels include retail markets, system integrators, PC dealers, PC OEMs and TV OEMs.

Normally, sales of LCD TV panel will have three to six months lag time due to testing period. Therefore, we expect a pick up in sales of Chi Mei LCD TV panel in the coming fourth quarter. While panel price has been falling caused by the global over-supply for the past few months, the replacement demand for LCD TV would be boosted by less expensive prices in the long run.

Given the affordable prices and computer replacement cycle, monitor would remain as the mainstream LCD product in the next couple of years. Meanwhile, the rising capacity of new generation production plants continues to push down the panel price to encourage the mass adoption of LCD TV.

The Group expects the overall gross margin will improve continuously contributing by product diversification in LCD products and Intel's new sales rebate policy for distributors globally.

Liquidity and Financial Resources

Net current assets of the Group amounted to approximately HK$468 million as at 30 June 2004 (2003: HK$423 million). Included in current assets were pledged bank deposits and cash and bank balances of HK$121 million (2003: HK$148 million). Short-term bank borrowings as at 30 June 2004 amounted to HK$458 million (2003: HK$324 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value as at 30 June 2004 was 2.0 (2003: 1.8) and maintained at a healthy level.

The Group obtained an unsecured term loan of HK$77 million during the period, of which 40%, 40% and 20% is repayable within the first year, the second year and the third year respectively. The gearing ratio of the Group, as calculated by dividing the net interest bearing debts by the net asset value of the Group, is 0.86:1 as at 30 June 2004 (2003: 0.75:1). The bank borrowings were applied to working capital to meet the expansion of the Group. Of the total borrowings, all of the borrowings were principally denominated in Hong Kong dollars and US dollars and most of them are HIBOR rate based.

Transactions of the Group are mainly denominated either in Hong Kong dollars or United State dollars. The risk of exposure to fluctuations in exchange rate is therefore low.

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including trade receivables) as security for any outstanding amount due by the Group. In addition, certain of the Group's bank deposits were pledged to bankers to secure certain banking facilities granted to the Group.

USE OF NET PROCEEDS FROM INITIAL PUBLIC OFFERINGS

The proceeds from the initial public offerings after netting off related expenses were approximately HK$179 million. As at 30 June 2004, approximately HK$82 million of the net proceeds had been applied by the Group as general working capital. Approximately another HK$18 million were applied to the development and expansion of the Group's distribution and logistics network in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong.

EMPLOYEES

As at 30 June 2004, the Group had about 80 full time employees. The Group remunerated its employees mainly based on industry practice and individual's performance and experiences. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

SHARE OPTION SCHEME

The Company's share option scheme (the "Option Scheme") was adopted pursuant to a resolution passed on 29 August 2001 for the purpose of recognition of the contribution from directors and eligible employees of the Group, and will expire in August 2011. Under the Option Scheme, the board of directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries for shares in the Company.

On 30 May 2003, the shareholders of the Company resolved to make certain amendments to the Option Scheme. Under the amendments, the board of directors of the Company may grant options to eligible participants in recognition of their contribution to the Group. Eligible participants are defined as any full-time or part-time employees of the Group (including any executive, non-executive and independent non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants and distributors of the Group who, in the sole discretion of the board of directors of the Company, have contributed or may contribute to the Group. The options granted may be exercised at any time from the business day immediately after the date of acceptance to such date to be determined by the board of the directors of the Company but in any events shall not exceed the period of 10 years.

There was no option granted or exercised during the six months ended 30 June 2004.

As at 30 June 2004, the number of shares in respect of which options had been granted and remaining outstanding under the Option Scheme was 69,095,000, representing 4.3% of the shares of the Company in issue at that date. Particulars of the outstanding share options granted under the Option Scheme is as follows:

Type of grantee	Outstanding at 30 June 2004 Number of underlying shares
Mr. Yen Chung Chuan – Director	2,080,000
Employees	43,290,000
Principal buyer	12,980,000
Suppliers of services	10,745,000
Total	69,095,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2004, the interests of the directors and chief executives and their associates in the shares, underlying shares and debentures of the Company and its associated corporations within the meaning of the Securities and Futures Ordinance (the "SFO") as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long position

Ordinary shares of HK$0.01 each of the Company

Name of director	Capacity	Number of shares held	Number of underlying shares (Note 1)	Percentage
Mr. Yu Pen Hung	Interest in controlled corporation	1,200,000,000 (Note 2)	-	75%
Mr. Yen Chung Chuan	Personal interest	-	2,080,000	0.13%

Note:

1. This refers to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Scheme", such options being unlisted physically settled equity derivatives.

2. These shares are held by E-Career Investments Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Yu Pen Hung.

In addition to the above, a director held interests in the non-voting deferred shares of a wholly-owned subsidiary of the Company as at 30 June 2004 as follows:

Name of subsidiary	Name of director	Number of non-voting deferred shares held
Artel Industries Limited	Mr. Yu Pen Hung	6,400,000 shares of HK$1 each

Other than as disclosed above and certain nominee shares in subsidiaries held by the directors in trust for the Group, none of the directors or chief executives, or their associates, had any relevant interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations as at 30 June 2004.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that, in addition to those interests as disclosed above in respect of the directors, the following shareholder had notified the Company of relevant interests in 5% or more of the issued share capital of the Company:

Name	Number of shares held	Approximate percentage of holding
E-Career Investments Limited (Note)	1,200,000,000	75%

Note: The entire issued share capital of E-Career Investments Limited is beneficially owned by Mr. Yu Pen Hung. Both E-Career Investments Limited and Mr. Yu Pen Hung are therefore deemed to have the duplicate interests in the 1,200,000,000 shares of the Company.

Other than as disclosed above, the Company has not been notified by any other relevant interests or short positions in the issued share capital of the Company as at 30 June 2004.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the external auditors the accounting principals and practices adopted by the Group and discussed financial reporting matters including the review of the unaudited interim financial statements.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of the Stock Exchange.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) in Appendix 16 to the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 24 September 2004



Artel Group
宏通集團

宏通集團控股有限公司

二零零四年中期報告

簡明綜合損益表

宏通集團控股有限公司(「本公司」)董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月(「本期間」)未經審核之綜合中期業績。本業績已經由本集團核數師德勤•關黃陳方會計師行及本公司審核委員會審閱。

	附註	截至六月三十日止六個月 二零零四年 千港元 (未經審核)	二零零三年 千港元 (未經審核)
營業額	3	**830,283**	1,170,044
銷售成本		**(785,023)**	(1,119,480)
毛利		**45,260**	50,564
其他經營收入		**2,891**	2,016
分銷成本		**(4,288)**	(5,074)
行政開支		**(16,372)**	(17,292)
經營溢利	4	**27,491**	30,214
財務費用		**(6,046)**	(6,913)
除税前溢利		**21,445**	23,301
税項	5	**(398)**	(2,826)
期內純利		**21,047**	20,475
股息	6	**7,200**	–
每股盈利(港仙)	7		
一基本		**1.3**	1.3
一攤薄		**1.3**	不適用

簡明綜合資產負債表

	附註	二零零四年 六月三十日 千港元 （未經審核）	二零零三年 十二月三十一日 千港元 （經審核）
非流動資產			
機器及設備	8	**10,359**	2,672
商譽	9	**14,121**	–
於聯營公司之權益		**879**	–
		25,359	2,672
流動資產			
存貨		**341,939**	331,924
應收貿易賬款、預付款項及按金	10	**463,191**	435,221
可收回税項		**9,605**	8,408
已抵押銀行存款		**78,631**	65,999
銀行結存及現金		**41,929**	81,561
		935,295	923,113
流動負債			
應付貿易賬款、銷售按金及應計費用	11	**9,186**	175,484
於一年內到期之銀行借貸	12	**458,390**	324,470
		467,576	499,954
流動資產淨值		**467,719**	423,159
總資產減流動負債		**493,078**	425,831
非流動負債			
於一年後到期之銀行借貸	12	**46,200**	–
資產淨值		**446,878**	425,831
股本及儲備			
股本		**16,000**	16,000
儲備		**430,878**	409,831
股東資金		**446,878**	425,831

簡明綜合權益變動表

	股本 千港元	股份溢價 千港元	特別儲備 千港元	累計溢利 千港元	總計 千港元
於二零零三年一月一日（經審核）	16,000	122,357	9,370	237,424	385,151
已付二零零二年末期股息	-	-	-	(9,600)	(9,600)
期內純利	-	-	-	20,475	20,475
於二零零三年六月三十日（未經審核）	16,000	122,357	9,370	248,299	396,026
期內純利	-	-	-	29,805	29,805
於二零零三年十二月三十一日（經審核）	16,000	122,357	9,370	278,104	425,831
期內純利	-	-	-	21,047	21,047
於二零零四年六月三十日（未經審核）	16,000	122,357	9,370	299,151	446,878

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
經營業務所用現金淨額	**(185,098)**	(92,188)
已付税項	**(1,595)**	(6,001)
已付利息	**(5,635)**	(7,065)
投資活動（所用）所得現金淨額	**(27,424)**	49,706
融資活動所得（所用）現金淨額		
銀行借貸增加淨額	**180,120**	990
已付股息	**–**	(9,600)
	180,120	(8,610)
現金及現金等值項目減少淨額	**(39,632)**	(64,158)
期初現金及現金等值項目	**81,561**	121,804
期終現金及現金等值項目	**41,929**	57,646
現金及現金等值項目結存分析		
銀行結存及現金	**41,929**	58,023
銀行透支	**–**	(377)
	41,929	57,646

簡明財務報表附註

1. 編製基準

本簡明財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會所頒佈之會計實務準則第25號「中期財務報告」編製。

2. 主要會計政策

本簡明財務報表乃按照歷史成本常規法編製。

除下文所述外,所採用之會計政策與本集團截至二零零三年十二月三十一日止年度之經審核年度財務報表一致。

在綜合時所產生之商譽指收購投資成本超過本集團於收購當日分佔該間附屬公司可分辨資產及負債公平價值之數額。商譽乃作資本化,並以直線法按其估計可使用年期攤銷一般不超過二十年。

3. 分類資料

業務分類

本集團之主要分類資料呈報形式為業務分類。

截至二零零四年六月三十日止六個月：

	分銷電腦組件及資訊科技產品 千港元 （未經審核）	提供綜合電子啟動方案 千港元 （未經審核）	綜合總計 千港元 （未經審核）
營業額			
對外銷售	**803,445**	**26,838**	**830,283**
分類業績	**27,563**	**804**	**28,367**
其他經營收入			**2,891**
未分配公司開支			**(3,767)**
經營溢利			**27,491**
財務費用			**(6,046)**
除稅前溢利			**21,445**
稅項			**(398)**
期內純利			**21,047**

截至二零零三年六月三十日止六個月：

	分銷電腦組件及資訊科技產品 千港元 （未經審核）	提供綜合電子啟動方案 千港元 （未經審核）	綜合總計 千港元 （未經審核）
營業額			
對外銷售	1,151,486	18,558	1,170,044
分類業績	30,672	634	31,306
其他經營收入			2,016
未分配公司開支			(3,108)
經營溢利			30,214
財務費用			(6,913)
除稅前溢利			23,301
稅項			(2,826)
期內純利			20,475

地區分類

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	(未經審核)	(未經審核)
按地區市場劃分之營業額		
中華人民共和國(「中國」)	**519,236**	420,860
香港	**311,047**	749,184
	830,283	1,170,044
按地區市場劃分之毛利貢獻		
中國	**29,108**	18,695
香港	**16,152**	31,869
	45,260	50,564

4. **經營溢利**

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	(未經審核)	(未經審核)
經營溢利已扣除及(計入):		
機器及設備折舊	**513**	434
利息收入	**(301)**	(921)

5. **税項**

税項支出為期內本公司及其附屬公司就香港利得税之撥備。香港利得税乃按期內估計應課税溢利之17.5%計算。

由於在中國之附屬公司期內產生虧損,因此並無就於中國之附屬公司作出中國所得税撥備。

由於截至結算日並無重大臨時差異,因此並無就遞延税項作出撥備。

6. **股息**

董事決定向於二零零四年十月二十九日名列本公司股東名冊之本公司股東派付中期股息每股普通股0.45港仙(二零零三年:無)。

7. **每股盈利**

期內每股基本盈利之計算方法乃按期內純利21,047,000港元(二零零三年:20,475,000港元)及已發行股份1,600,000,000股(二零零三年:1,600,000,000股)計算。

每股攤薄盈利乃按期內純利21,047,000港元及已發行及假設未行使之購股權於其授出日期獲行使時可予發行之股份1,606,283,400股之加權平均數計算。於二零零三年六月三十日,並無具潛在攤薄效應之股份。

8. **機器及設備**

期內本集團把將會計軟件已付按金8,190,000港元(二零零三年:無)轉撥至機器及設備。

9. **收購附屬公司**

於二零零四年六月二十八日,本集團購入Yiu Fai Trading Limited全部權益,該公司於收購日期之資產淨值如下:

	千港元
購入資產淨值:	
於聯營公司之權益	879
股東貸款	(2,110)
	(1,231)
購入股東貸款	2,110
本集團購入之資產淨值	879
收購產生之商譽	14,121
支付方式:	
現金代價	15,000
收購而流出之現金淨額	
現金代價	15,000

所購入之附屬公司於期內對本集團業績並無任何重大貢獻。

10. 應收貿易賬款、預付款項及按金

本集團之信貸期由30日至180日不等。應收貿易賬款於報告日期之賬齡分析如下：

	於二零零四年六月三十日 千港元 （未經審核）	於二零零三年十二月三十一日 千港元 （經審核）
賬齡：		
零至30日	**200,329**	119,229
31日至60日	**94,757**	55,403
61日至90日	**20,927**	69,436
91日至180日	**134,804**	177,608
超過180日	**7,077**	–
應收貿易賬款總額	**457,894**	421,676
預付款項及按金	**5,297**	13,545
	463,191	435,221

11. 應付貿易賬款、銷售按金及應計費用

應付貿易賬款於報告日期之賬齡分析如下：

	於二零零四年六月三十日 千港元 （未經審核）	於二零零三年十二月三十一日 千港元 （經審核）
賬齡：		
零至30日	**455**	164,441
31日至60日	–	–
61日至90日	–	–
91日至120日	**1,354**	–
應付貿易賬款總額	**1,809**	164,441
銷售按金	**2,236**	5,744
應計費用	**5,141**	5,299
	9,186	175,484

於二零零四年六月三十日，應付貿易賬款大幅下跌主要由於向供應商償還款項所致。

12. 銀行借貸

	於二零零四年 六月三十日 千港元 （未經審核）	於二零零三年 十二月三十一日 千港元 （經審核）
銀行借貸	**504,590**	324,470
減：計入流動負債之一年內到期款項	**(458,390)**	(324,470)
一年後到期款項	**46,200**	–
有抵押	**329,629**	256,067
無抵押	**174,961**	68,403
	504,590	324,470

13. 資產抵押

根據本集團與一間主要供應商所訂立分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括貿易應收賬款）之抵押權益，作為本集團欠負之任何到期欠款之抵押。於結算日，相關已抵押資產總額如下：

	於二零零四年 六月三十日 千港元 （未經審核）	於二零零三年 十二月三十一日 千港元 （經審核）
已抵押資產	–	118,877

此外，本集團於結算日之銀行存款已抵押予銀行以取得若干銀行信貸，詳情如下：

	於二零零四年 六月三十日 千港元 （未經審核）	於二零零三年 十二月三十一日 千港元 （經審核）
已抵押銀行存款	**78,631**	65,999

派付股息

中期股息將於二零零四年十一月五日支付。

暫停辦理股份過戶登記

本公司將由二零零四年十月二十七日至二零零四年十月二十九日(首尾兩日包括在內)暫停辦理股份過戶登記,期間任何股份轉讓將不獲受理。為符合獲發中期股息之資格,所有轉讓文件連同有關股票最遲必須於二零零四年十月二十六日下午四時正前送交本公司股份過戶登記處香港分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

管理層討論及分析

集團業績及營運回顧

截至二零零四年六月三十日止六個月,本集團之營業額為830,000,000港元(二零零三年:1,170,000,000港元),較去年同期減少29%。營業額之轉變主要由於英特爾之收益下跌。儘管期內毛利自51,000,000港元下跌至45,000,000港元,股東應佔純利由20,400,000港元上升至21,000,000港元,較去年同期增加3%。

自二零零三年三月起,集團引入薄膜電晶體液晶顯示器(「液晶顯示器」)監視器,受惠於此,整體毛利率輕微改善1%,而有賴於有效成本控制及稅務安排,淨利率由1.7%上升至2.5%。

由於英特爾於二零零三年第三季引進新分銷商取代於二零零二年終止服務之前度分銷商,以令內地市場維持四個分銷商,而引致本集團所佔市場份額減少,故英特爾產品所佔收益較去年同期減少。

作為增值數碼家庭產品分銷商,本集團於內地13個城市(包括西安、瀋陽、鄭州、南京、溫州、武漢、貴陽、昆明、北京、上海、深圳、廣州及成都)設立客戶服務中心,以進一步為內地經銷商及最終使用者提供增值服務(包括售前技術支援及售後服務)以及為原設備製造商提供產品測試、除錯及技術解難解決方案。

為擴大本集團之分銷及物流網絡，本集團於二零零四年六月二十八日以代價15,000,000港元收購香港一家規模完備之物流公司的30%已發行股本。該收購預期為本集團帶來協同作用，特別是降低物流方面之支出。

展望

於二零零四年上半年度，內地個人電腦組件市場及全球液晶顯示器市場出現強勁增長。根據賽迪顧問股份有限公司，本年度上半年內地桌面個人電腦付運量達5,600,000台，每年增長達40%。整體付運量預期超出市場預測。另一方面，全球液晶監視器付運量於二零零四年首季錄得52%增長。

由於美國商務部向低端電視徵收反傾銷關稅，低端電視之出口受制，故內地彩色電視製造商出口更多高端電視。根據中國商務部，液晶電視之出口於本年度上半年逐年上升80%，總值210,000,000美元。

為吸納內地電視製造商之激增需求，本集團於本年度上半年取得奇美液晶面板之分銷權。自二零零三年三月起，本集團成為奇美全線液晶產品之分銷商。產品包括監視器、電視及面板（監視器面板、電視面板及手提電腦面板）。分銷渠道包括零售市場、系統整合者、個人電腦經銷商、個人電腦原設備製造商及電視原設備製造商。

一般而言，由於液晶電視面板需接受測試，液晶電視之銷售將滯延三至六個月。故此，本集團預期奇美液晶電視面板之銷售將於本年之第四季有明顯增長。面板價格於過去數月受全球性供過於求影響一直下調，長遠而言，更換液晶電視所產生之需求會因價格較低而有所激增。

由於價格大眾化以及電腦置換週期，監視器於往後數年仍會是主流液晶產品。與此同時，新一代生產廠房產能不斷提升，使面板價格持續下調，促使市場大量採用液晶電視。

本集團預期整體毛利率將會因液晶產品之多元化發展及英特爾對全球分銷商新採納之銷售回佣政策而持續改善。

流動資金及財務資源

於二零零四年六月三十日，本集團之流動資產淨值約為468,000,000港元（二零零三年：423,000,000港元）。流動資產包括已抵押銀行存款以及現金及銀行結餘121,000,000港元（二零零三年：148,000,000港元）。於二零零四年六月三十日，短期銀行借貸為458,000,000港元（二零零三年：324,000,000港元）。本集團於二零零四年六月三十日之流動比率（按流動資產總值除以流動負債總值計算）為2.0（二零零三年：1.8），並維持於穩健水平。

本集團於期內取得無抵押有期貸款77,000,000港元，其中40%、40%及20%須分別於第一年、第二年及第三年償還。本集團於二零零四年六月三十日之資本負債比率（以帶息欠款淨額除以集團資產淨值）為0.86:1（二零零三年：0.75:1）。銀行借貸用於擴展本集團所需營運資金。於全數借貸中，所有銀行借貸主要以港元及美元為單位，且大部份以香港銀行同業拆息計息。

本集團之交易主要以港元或美元計算。因此匯率波動之風險較低。

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括貿易應收賬款）之抵押權益，作為本集團欠負之任何到期欠款之抵押。此外，本集團若干銀行存款已抵押予銀行，作為其授予本集團之若干銀行信貸之擔保。

首次公開招股所得款項淨額用途

首次公開招股所得款項經扣除相關開支後約為179,000,000港元。截至二零零四年六月三十日，所得款項淨額中約82,000,000港元已用作本集團之營運資金。另外約18,000,000港元已用以發展及擴大本集團在中國之分銷及物流網絡。餘下之款項淨額則存放於香港之知名銀行作定期存款。

僱員

於二零零四年六月三十日，本集團約有80名全職僱員。本集團主要按業內慣例、個人表現及經驗釐定僱員薪酬。除基本薪酬外，本集團參照其業績及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

購買、出售或贖回本公司上市證券

於期內，本公司或其附屬公司概無買賣或贖回本公司任何上市證券。

購股權計劃

本公司根據二零零一年八月二十九日通過之一項決議案採納購股權計劃（「購股權計劃」），旨在對本集團董事及合資格僱員之貢獻作出肯定。購股權計劃將於二零一一年八月屆滿。根據購股權計劃，本公司董事會可向合資格僱員（包括本公司及其附屬公司董事）授出購股權認購本公司股份。

於二零零三年五月三十日，本公司股東議決對購股權計劃作出若干修訂。根據有關修訂，本公司董事會可向合資格參與者授出購股權，以對彼等對本集團之貢獻作出肯定。合資格參與者界定為對本集團已經或可能作出貢獻之本集團任何全職或兼職僱員（包括本公司或其任何附屬公司之執行、非執行及獨立非執行董事）以及由本公司董事會全權酌情釐定之任何供應商、顧問及分銷商。授出之購股權可於緊隨接納日期後之營業日至本公司董事會釐定之日期內隨時予以行使，惟有關期間無論如何不得超過10年。

截至二零零四年六月三十日止六個月，概無購股權獲授出或行使。

於二零零四年六月三十日，根據購股權計劃已授出及未行使之購股權所涉及之股份數目為69,095,000股，佔本公司於該日之已發行股份4.3%。根據購股權計劃授出但未行使之購股權詳情如下：

承授人類別	於二零零四年六月三十日 未行使之相關股份數目
嚴中川先生－董事	2,080,000
僱員	43,290,000
主要買家	12,980,000
服務供應商	10,745,000
總計	69,095,000

董事及主要行政人員之股份、相關股份及債券

於二零零四年六月三十日，根據證券及期貨條例（「證券及期貨條例」）第352條本公司須存置之登記冊所示，董事及主要行政人員及彼等之聯繫人士於本公司及其相聯法團（定義見證券及期貨條例）之股份、相關股份及債券之權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

長倉

本公司每股面值0.01港元之普通股

董事姓名	身份	所持股份數目	相關股份數目（附註1）	百分比
游本宏先生	受控制公司權益	1,200,000,000股（附註2）	–	75%
嚴中川先生	個人權益	–	2,080,000	0.13%

附註：

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份。該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 上述股份由E-Career Investments Limited持有，該公司於英屬處女群島註冊成立，由游本宏先生全資擁有。

除上文所述者外，以下董事於二零零四年六月三十日持有本公司全資附屬公司之無投票權遞延股份權益如下：

附屬公司名稱	董事姓名	所持無投票權遞延股份之數目
宏恩國際有限公司	游本宏先生	6,400,000股每股面值1港元之股份

除上述所披露者及董事以代理人身份代本集團持有之若干附屬公司代理人股份外，於二零零四年六月三十日，各董事或主要行政人員或彼等之聯繫人士，概無於本公司或其任何相聯法團之股份、相關股份及債券中擁有任何有關權益或短倉。

主要股東

於二零零四年六月三十日，除上文所披露有關董事之權益外，根據證券及期貨條例第336條規定存置之主要股東登記名冊，本公司知悉持有本公司已發行股本5%或以上有關權益之股東如下：

公司名稱	所持股份數目	概約持股百分比
E-Career Investments Limited（附註）	1,200,000,000股	75%

附註：E-Career Investments Limited之全部已發行股本由游本宏先生實益擁有。因此，E-Career Investments Limited及游本宏先生被視為重複擁有本公司1,200,000,000股股份之權益。

於二零零四年六月三十日，除上文所披露者外，本公司並不知悉有任何本公司已發行股本中之任何其他有關權益或短倉。

審核委員會

審核委員會已與管理層及外聘核數師審閱本集團所採用之會計準則及慣例，並討論財務匯報事宜，包括審閱未經審核中期財務報表。

最佳應用守則

據董事所知悉，並無任何資料合理地顯示，本公司於本中期報告所蓋涵之會計期間內並無遵守聯交所上市規則附錄14所載之最佳應用守則。

於聯交所網頁公佈中期業績

包含聯交所上市規則附錄16第46(1)至46(6)段所規定之所有資料之詳盡業績公佈，將在適當時間於聯交所網頁公佈。

董事會

於本公佈日期，本公司共有游本宏先生、余志明先生及嚴中川先生三名執行董事，以及劉助博士及胡競英女士兩名獨立非執行董事。

承董事會命
游本宏
主席

香港，二零零四年九月二十四日



Artel Group
宏通集團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0931)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Artel Solutions Group Holdings Limited (the “Company”) will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Monday, 31 May 2004 at 10:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the “Directors”) and auditors of the Company for the year ended 31 December 2003;

2. to re-elect Mr. Yen Chung Chuan and Mr. Yu Chi Ming, Frederick as Directors and to authorize the board of Directors to fix the Directors’ remuneration;

3. to re-appoint auditors and to authorize the board of Directors to fix their remuneration;

and, as special business, to consider and, if thought fit, passing the following resolutions as ordinary resolutions:

4. **“THAT**:

   (a) subject to paragraph (c) below, pursuant to the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with addition[illegible] shares (the “Shares”) in the capital of the Company or securities [illegible] such Shares or options, warrants or similar rig[illegible] convertible securiti[illegible] and to make or grant off[illegible] warrants to subscribe for Shares, which migh[illegible] be and the same is [illegible] by generally and uncondit[illegible]

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any options granted under the share option scheme or similar arrangement of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the

Cayman Islands (the "Companies Law") or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"Rights Issue" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognized regulatory body or any stock exchange outside Hong Kong)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution."

6. "**THAT** subject to the passing of resolutions numbered 4 and 5, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the Directors mentioned in resolution numbered 5 shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to resolution numbered 4 above, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution."

and as special business, to consider and, if thought fit, pass the following resolution as special resolution:

7. "**THAT** the articles of association of the Company be amended as follows :-

(A) By inserting the following new definition of "associate" in Article 2 :-

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange."

(B) By deleting the existing definition of "clearing house" in Article 2 and substituting therefor the following new definition:–

""clearing house"	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

(C) By deleting the existing definition of "Subsidiary and Holding Company" in Article 2 and replacing therewith the following new definition:

"Subsidiary and Holding Company"	the meanings attributed to them in the rules of the Designated Stock Exchange.

(D) By inserting in the eleventh line of Article 66 immediately before the word "(before" the words "a poll is required under the rules of the Designated Stock Exchange or";

(E) By deleting in the first line of Article 67 the words "Unless a poll is duly demanded and the demand is not withdrawn," and substituting therefor the following words "Unless a poll is duly required or demanded and, in the latter case, not withdrawn,";

(F) By deleting the existing Article 68 in its entirety and replacing therewith the following new Article 68:–

"68. If a poll is duly required or demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.";

(G) By re-numbering existing Article 76 as Article 76(1);

(H) By inserting the following as new Article 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(I) By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(J) By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103:–

"103.(1)A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity

to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/ themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/ are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the

holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/ their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and

conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board."

By order of the Board of Directors
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 30 April 2004

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

* *For identification purposes only*

Notes:–

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, subject to the provisions of the articles of association of the Company, vote in his stead. A proxy need not be a member to the Company.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's Hong Kong branch share registrar, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or adjourned meeting. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the above meeting or any adjournment thereof, should he so wish.

3. Pursuant to the article 66 of the articles of association of the Company, resolutions put

to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Please also refer to the published version of this announcement in The Standard.


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號:0931)

股東週年大會通告

茲通告宏通集團控股有限公司(「本公司」)謹訂於二零零四年五月三十一日星期一上午十時正假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開股東週年大會,藉以處理下列普通事項:

1. 接納及考慮本公司截至二零零三年十二月三十一日止年度之經審核綜合財務報告及本公司董事(「董事」)及核數師報告;

2. 重選嚴中川先生及余志明先生為董事及授權董事會釐定董事之酬金;

3. 重新聘任核數師及授權董事會釐定其酬金;

及作為特別事項,考慮及酌情通過下列決議案為普通決議案:

4. 「**動議**:

(a) 在下文(c)段之限制下及根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定,一般性及無條件批准董事在有關期間(定義見下文)行使本公司所有權力,以配發、發行及處理本公司額外股份(「股份」)或可兑換為股份之證券、購股權、認股權證或可認購股份或可換股證券之同類權利,並作出或授予可能需要行使此等權力之售股建議、協議及購股權(包括認購股份之認股權證);

(b) 上文(a)段之批准將授權董事在有關期間內作出或授予將會或可能須於有關期間終止後行使上述權力之售股建議、協議及購股權;

(c) 董事依據上文(a)段之批准而配發或有條件或無條件同意配發(不論是否依據購股權或其他理由而配發者)、發行或處理之股本面值總額(不包括因(i)配售新股;或(ii)本公司購股權計劃或同類安排授出之任何購股權獲行使;或(iii)按

照本公司不時生效之組織章程提供任何以股代息或類似安排，以配發及發行股份以取代股份之全部或部份股息；或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權而配發者）合共不得超過：

(aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%；及

(bb) （如董事獲本公司股東以另一項普通決議案授權）本公司在本決議案獲得通過之後購回之本公司任何股本之面值（最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%），

及根據本決議案第(a)段之授權亦須受此數額限制；或

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、開曼群島公司法第22章（經綜合一九六一年第三號法案而修訂）（「公司法」）或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂；

「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予權利可認購股份之證券（惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或遞延後，作出彼等認為必需或適當之豁免或另作安排）。」

5. 「**動議**：

(a) 除下文(b)段另有規定外，一般性及無條件批准董事在有關期間（定義見下文）行使本公司所有權力，以在聯交所或本公司股份可能進行上市及就此目的獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份或

按照證券及期貨事務監察委員會或聯交所之規則及規定、公司法及其他一切適用法例購回股份；

(b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」及指由本決議案通過之日期至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、公司法或開曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

6. 「**動議**在第4及5項決議案獲得通過之情況下，本公司根據第5項決議案所述給予董事之授權所購回本公司股本面值之總額，將加入董事根據上文第4項決議案可配發或同意有條件或無條件配發之本公司股本面值總額，惟所增加之數額不得超逾通過本決議案日期本公司已發行股本面值總額10%。」

及作為特別事項，考慮及酌情通過下列決議案為特別決議案：

7. 「**動議**修訂本公司組織章程如下：

(A) 在細則第2條加插以下「聯繫人士」之新釋義：

「「聯繫人士」　　指　　指定證券交易所之規則所定義者。」

(B) 刪除細則第2條「結算所」原有釋義，以下列新釋義取締：

「「結算所」　　指　　本公司股份上市或報價之交易所當地司法權區法例所認可的結算行。」

(C) 刪除細則第2條「附屬公司及控股公司」原有釋義，以下列新釋義取締：

「「附屬公司及控股公司」　　指　指定證券交易所之規則所定義者。」

(D) 在細則第66條第11行「之前」一詞前加入「根據指定交易所規定要求投票表決或」等字；

(E) 將細則第67條第1行「除非正式提出且並無撤回投票表決之要求」等字刪除，以「除非正式提出要求或規定且（對於規定而言）並無撤回」取代；

(F) 將細則第68條整條刪除，以下文第68條細則取代：

「68. 倘若正式要求或規定舉行投票表決，則投票表決之結果視為進行所要求或規定投票表決之會議決議案。並無規定主席須披露投票表決之投票數字。」

(G) 將原有細則第76條重新編號為第76(1)條；

(H) 將下文加插為新訂細則第76(2)條：

「(2) 倘據本公司所知在指定證券交易所之規則所規定下，任何股東不得就某項決議項投票，又或被限制就某決議案僅可投票贊成或僅可投票反對，則該股東親自或經代表所投任何票數如有違有關規定，一概不獲點算。」

(I) 刪除整條原有之細則第88條，以下列新訂細則第88條取締：

「88. 除在股東大會上行將退任董事以外，任何人士必須經董事提名，或獲一名有權出席大會及在會上投票之股東提名及發出經簽署之提名通知，方可成為董事候選人。上述通知連同獲提名人士所發出經簽署之參選願意書須在最少七(7)日之最短通知期內送交總公司或登記辦事處，而該通知期之開始日期不得早於為進行有關選舉所召開股東大會之通告寄發後第二日，且結束日期亦不得遲於上述股東大會日期前七(7)日。」

(J) 刪除整條原有之細則第103條，以下列新訂細則第103條取締：

「103(1)任何董事不得就有關批准任何其或其聯繫人士擁有重大利益之合約或安排或任何其他建議之董事會決議案投票（亦不得計入法定人數），惟此限制不適用於下述事宜：

(i) 關於就有關董事或其聯繫人士應本公司或其任何附屬公司之要求所

借出之款項或負上或承擔之債務而提供任何抵押品或賠償保證之合約或安排；

(ii) 關於就有關董事或其聯繫人士已單獨或共同作出擔保或賠償保證或提供抵押品之本公司或其任何附屬公司債項或債務而向第三者提供抵押品或賠償保證之合約或安排；

(iii) 關於本公司或本公司可能發起或擁有權益之公司發售本身或其他公司之股份或債券或其他證券以供認購或購買之合約或安排，而有關董事或其聯繫人士因參與包銷或分包銷擁有當中權益；

(iv) 有關董事或其聯繫人士僅由於擁有本公司股份或債券或其他證券權益而於本公司或其任何附屬公司之股份或債券或其他證券擁有與其他持有人可享者相同權益之合約或安排；

(v) 涉及有關董事或其聯繫人士因高級職員或行政人員或股東身份而直接或間接擁有權益之任何公司（包括有關董事及其聯繫人士實益擁有合共不超過百分之五(5%)或以上已發行股份或任何類別股份所附投票權之公司（或有關董事或其聯繫人士透過其擁有權益之任何第三者公司））之合約或安排；或

(vi) 涉及採納、修訂或執行關乎本公司或其附屬公司董事、其聯繫人士及僱員之購股權計劃、退休金或退休計劃、傷亡或傷殘恩恤計劃或其他安排之建議，而當中並無給予任何董事或其聯繫人士任何有關計劃或基金有關人士一般可享者以外之任何權利或利益。

(2) 倘董事及／或其聯繫人士持有或實益擁有一家公司（或董事及／或其聯繫人士從中獲得權益之任何第三者公司）任何類別股本或所有股東投票權百分之五(5%)或以上，則於持有或擁有該等權益期間會被視為擁有該公司百分之五(5%)或以上之權益。就本段而言，董事或其聯繫人士所持任何不記名或託管信託股份或並無擁有實益之任何股份、董事或其聯繫人士僅擁有（如有其他人士有權收取當中收入）未來所有權或剩餘財產權之基金下任何股份、董事或其聯繫人士僅因身為單位持有人而擁有權益之認可單位信託計劃下任何股份，以及無權在股東大會投票且僅具有相當有限之收取股息及收回資本權利之股份，一概不會計算在內。

(3) 倘董事及／或其聯繫人士持有百分之五(5%)或以上權益於一項交易中擁

有重大權益，則有關董事及／或其聯繫人士亦會被視為於當中擁有重大權益。

(4) 倘於董事會上個別董事（會議主席除外）之重大權益或個別董事（會議主席除外）就有關問題之投票資格受到質疑，而雖然有關董事放棄投票仍未能解決有關問題，則有關問題可交由會議主席裁決，且其對於有關該董事之決定將成為最終決定，除非該董事所知其本身之權益之性質或程度並未向董事會公平披露。倘上述問題涉及會議主席，則有關問題須由董事會議決（會議主席不得就此投票），而有關決議將成為最終決定，除非會議主席所知其本身及／或其聯繫人士之權益之性質或程度並未向董事會公平披露。

承董事會命
宏通集團控股有限公司
主席
游本宏

香港，二零零四年四月三十日

於本公佈日期，本公司有三位執行董事游本宏先生、余志明先生及嚴中川先生，另有兩位獨立非執行董事劉助博士及胡競英女士。

* *僅供識別*

附註：

1. 凡有權出席上述通告召開大會及於會上投票之股東，均有權委任一位或多位代表出席及根據本公司之組織章程之條款代其投票。受委代表毋須為本公司股東。

2. 代表委任表格必須根據其列印之指示填妥，並連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該授權書或授權文件副本，最遲於大會或續會舉行時間48小時前送回本公司股份過戶登記處香港分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。填妥及交回代表委任表格後，閣下仍可親身出席上述大會或任可續會。

3. 根據本公司組織章程細則第66條，在股東大會提出之決議案須以舉手方式表決，除非在宣佈舉手表決結果前或撤回另一項投票表決要求時，以下人士要求投票表決：

    (a) 會議主席；或

(b) 不少於三位有權在會議投票而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

(c) 一位或多位佔所有可在大會投票股東之投票權總額不少於十分之一而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

(d) 一位或多位持有可在大會投票之本公司股份佔所有可在大會投票股份已繳股本總額不少於十分之一而出席會議之股東或其正式授權代表（如股東為公司）或委任代表。

請同時參閱本公佈於香港經濟日報的內容。



Artel Group
宏通集團



ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0931)

2003 ANNUAL RESULTS

RESULTS

The board of directors (the "Directors") of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003, together with the comparative figures for the previous year prepared in accordance with generally accepted accounting principles in Hong Kong as follows:

	Year ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
Turnover *(Note 2)*	**2,202,933**	2,122,190
Cost of sales *(Note 3)*	**(2,110,412)**	(2,002,008)
Gross profit	**92,521**	120,182
Other operating income *(Note 4)*	**13,137**	4,963
Distribution costs	**(8,690)**	(8,363)
Administrative expenses	**(29,199)**	(30,508)
Profit from operations *(Note 5)*	**67,769**	86,274
Finance costs *(Note 6)*	**(14,940)**	(10,403)
Profit before taxation	**52,829**	75,871
Taxation *(Note 7)*	**(2,549)**	(9,868)
Net profit for the year	**50,280**	66,003

Dividends *(Note 8)*	–	20,800
Earnings per share (HK cents) *(Note 9)*		
Basic	**3.1**	4.1
Diluted	**3.1**	N/A

Notes:

1. Adoption of new accounting standard

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP"s) and Interpretations approved by the HKSA:

SSAP 12 (Revised) Income Taxes

Income Taxes

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. Turnover and segment information

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns during the year.

The Group's turnover and contribution to gross profit for the year analysed by principal activity and geographical market are as follows:

	2003	2002
	HK$'000	*HK$'000*
Turnover by principal activity		
Distribution of computer components and information technology products	**2,101,947**	2,043,011
Provision of integrated e-enabling solutions	**100,986**	79,179
	2,202,933	2,122,190
Turnover by geographical market		
The People's Republic of China (the "PRC")	**1,020,999**	610,040
Hong Kong	**1,181,934**	1,512,150
	2,202,933	2,122,190
Contribution to gross profit by geographical market		
PRC	**52,374**	46,746
Hong Kong	**40,147**	73,436
	92,521	120,182

An analysis of the Group's turnover and contribution to the operating profit by business segment is as follows:

For the year ended 31 December 2003

	Distribution of computer components and information technology products *HK$'000*	**Provision of integrated e-enabling solutions** *HK$'000*	**Consolidated** *HK$'000*
TURNOVER			
External sales	**2,101,947**	**100,986**	**2,202,933**
RESULTS			
Segment results	**43,575**	**14,321**	**57,896**
Other operating income			**13,137**
Unallocated corporate expenses			**(3,264)**
Profit from operations			**67,769**
Finance costs			**(14,940)**
Profit before taxation			**52,829**
Taxation			**(2,549)**
Profit attributable to shareholders			**50,280**

For the year ended 31 December 2002

	Distribution of computer components and information technology products	Provision of integrated e-enabling solutions	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
TURNOVER			
External sales	2,043,011	79,179	2,122,190
RESULTS			
Segment results	71,572	12,150	83,722
Other operating income			4,963
Unallocated corporate expenses			(2,411)
Profit from operations			86,274
Finance costs			(10,403)
Profit before taxation			75,871
Taxation			(9,868)
Profit attributable to shareholders			66,003

3. Cost of sales

	2003	2002
	HK$'000	*HK$'000*
Cost of sales comprises:		
Cost of goods sold	**2,196,802**	2,067,705
Rebates	**(86,390)**	(65,697)
	2,110,412	2,002,008

4. Other operating income

	2003	2002
	HK$'000	*HK$'000*
Agency fee income	**9,800**	–
Gain on disposal of plant and equipment	**13**	3
Interest on bank deposits	**1,283**	2,600
Sundry income	**2,041**	2,360
	13,137	4,963

5. Profit from operations

Profit from operations has been arrived at after charging:

	2003	2002
	HK$'000	*HK$'000*
Auditors' remuneration	**730**	730
Depreciation of plant and equipment	**935**	770
Operating lease rentals in respect of rented premises	**3,905**	3,039
Staff costs:		
Directors' remuneration		
– fees	**480**	480
– other emoluments	**6,125**	8,360
– retirement benefit scheme contributions	**35**	36
	6,640	8,876
Staff costs excluding directors' remuneration	**15,135**	14,702
Retirement benefit scheme contributions, excluding amounts included in directors' remuneration	**273**	193
	15,408	14,895
Total staff costs	**22,048**	23,771

6. Finance costs

	2003	2002
	HK$'000	*HK$'000*
Interest on bank overdrafts and short-term bank borrowings wholly repayable within five years	**11,777**	7,237
Bank charges	**3,163**	3,166
	14,940	10,403

7. Taxation

	2003	2002
	HK$'000	*HK$'000*
Hong Kong Profits Tax		
Current year	**2,314**	11,540
Under(over)provision in previous years	**235**	(1,672)
Taxation attributable to the Company and its subsidiaries	**2,549**	9,868

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

No provision for taxation has been made in respect of the Company's subsidiaries operating in other jurisdictions as they did not have assessable profits for both years.

At the balance sheet date, there were no other significant temporary difference.

8. Dividends

	2003	2002
	HK$'000	*HK$'000*
Interim dividend	–	11,200
Final dividend proposed	–	9,600
	–	20,800

Notes:

(a) No dividend for 2003 has been paid or declared by the Company during the year. The Directors do not recommend the payment of a final dividend for the year ended 31 December 2003.

(b) In 2002, an interim dividend at HK$0.007 per share was paid and a final dividend at HK$0.006 per share was proposed.

9. Earnings per share

The calculation of the basic earnings per share for the year is based on the net profit for the year of HK$50,280,000 (2002:HK$66,003,000) and on the 1,600,000,000 shares in issue.

The calculation of the diluted earnings per share is based on the net profit for the year of HK$50,280,000 and on the weighted average of 1,602,729,443 shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted.

DIVIDEND

The Directors do not recommend the payment of a final dividend for the year ended 31 December 2003.

BUSINESS REVIEW

The Group's turnover for 2003 was HK$2,203 million, representing an increase of 4%, as compared with HK$2,122 million for the same period last year. The slight increase was mainly attributable to the impact resulted from the occurrence of the SARS epidemic during the year. The net profit for the year decreased from HK$66 million to HK$50 million as the rebate from Intel remained low.

Distribution of Intel Products

The year of 2003 was a challenging year for the computer component distribution business due to the outbreak of SARS and the low Intel rebate. After the spread of SARS was under control, fierce competition among distributors caused the drop in selling prices. As a result of the decrease in Intel rebate and selling prices, the Group's gross profit margin dropped from 5.7% to 4.2%.

For the past few years, sales of Intel products contributed more than 95% of total turnover and recorded robust growth annually. In order to reduce the reliance on Intel product lines and in light of the growing digital home market, the Group has strategically planned to diversify to the distribution of thin film transistor liquid crystal display ("LCD") products that command higher profit margins.

During the year under review, distribution of Intel products was still the Group's core business, contributing around 90% of total turnover. The Group believes that profit margins of Intel products bottomed in 2003 and will be improved in 2004 with Intel's new sales rebate policy for distributors globally.

Distribution of LCD Monitors

The cooperation with Chi Mei Corporation ("Chi Mei") is another milestone since the establishment of the Group. After entering into agreement with Chi Mei, the distribution business is divided into two major areas: Intel products and Chi Mei's LCD products.

The Group has commenced to distribute Chi Mei's LCD monitors in China since March last year. This strategic move could further utilize the existing personal computer ("PC") component distribution channels including Genuine Intel Dealers, system integrators and PC original equipment manufacturers ("OEMs").

Despite the outbreak of SARS epidemic in the second quarter, the LCD monitor revenue was still growing rapidly in 2003, thanks to the replacement cycle of PCs, rising bundling rate and price cut of LCD monitors.

PROSPECTS

Looking forward, distribution of Intel products will remain the major source of profit contribution for the Group, particularly Intel boxed central processing units ("CPUs"). Given the stable growth of PC demand in the Mainland and Intel's role as a major player in the CPU market, the Group continues to be optimistic about the demand for Intel CPU.

Sunrise Industry

The year of 2003 was a fruitfull year for the LCD products market, driven by strong demand for LCD monitors. With robust PC-driven demand, the sales of LCD monitors are expected to surge continuously in 2004. Global sales of LCD monitors will rise 48% to 71 million units in 2004, surpassing cathode-ray tube ("CRT") monitors for the first time.

In China, the shipments of LCD monitors rose 99.3% to 2.2 million units last year. In the next 5 years, the compound annual growth rate is expected to record 41.5%.

The replacement of CRT monitors should continue to be the growth driver boosting the Group's revenue and profit in the next few years, given the low penetration rate in the Mainland and continue price cut on LCD monitors.

There is no doubt that LCD TV is the fastest growing segment of LCD products market and more LCD TVs will be produced at the new fifth-generation and next-generation lines. The penetration rate of LCD TV will be determined by the adoption speed of digital broadcasting, the availability of digital TV programmes and the affordability of consumers.

Mainland shipments of LCD TVs are expected to reach 752,000 units by 2007 from 87,000 in 2003, representing a 71% compound annual growth rate according to iSuppli/Standford Resources. Nevertheless, CRT TV would continue to dominate the price-sensitive Mainland market in the coming years. While the Mainland LCD TV market has not yet been kicked off, PC makers, TV makers and other consumer electronics makers are positioning themselves for the explosive growth of demand in the Chinese flat-panel market.

China, a global production base for TVs, is forecasted to manufacture a total of 58 million sets in 2004, up 7.4% from 2003. Traditional CRT TVs now account for nearly all of China's production, of which around 40% of total production is for export. In view of the enormous potential in LCD TV market, the large scale domestic makers are investing heavily in flat-panel technology, especially LCD, in order to capitalize on the projected growth in global demand. However, domestic companies still lack the technology know-how on LCD TV panel and rely on foreign makers to supply panels for assembling LCD TVs. Amongst panel suppliers, South Korea and Taiwanese makers supply most of the world's LCD panels. Chinese companies use the panels in making flat-panel televisions and computer monitors, taking advantage of low-labour costs in the Mainland.

Currently, China has more than 100 million cable TV subscribers and 300 million TV sets. The digital broadcasting of the 2008 Beijing Olympic TV programs will speed up the replacement of CRT TV with flat-panel TV. Besides, price is another determining factor. Meanwhile, the price of LCD TVs are expected to have negative compound annual growth rate of 15%-24% because of lowering LCD panel production costs and intensifying competition.

In view of the potential robust demand for LCD TV and LCD panel in China, the Group successfully obtained the distribution right of LCD TVs and LCD panels in the Mainland and Hong Kong from Chi Mei in the fourth quarter of 2003 and the first quarter of 2004, respectively. It brings synergies for future business development. The Group not only further expands LCD product distribution business in LCD TV products but also diversifies into another surging market – consumer electronics OEM channel.

As our vendor, Chi Mei is one of the major panel suppliers in the world and OEM for many famous LCD TV makers in Japan and South Korea. The limited suppliers in the LCD panel industry as well as our vendor's strength in leading edge technologies and highly vertical integrated production could lead the Group to leverage demand from Mainland LCD TV assemblers

Being the distributor of Intel CPUs and Chi Mei's LCD products, the Group would benefit from the new era of digitalization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operations Review

Working against the challenging year of 2003 with the outbreak of SARS epidemic, the Group managed to achieve a profit after taxation of approximately HK$50 million for year 2003, representing a decrease of 24% from HK$66 million of last year.

During the year under review, the Group's turnover was HK$2,203 million (2002: HK$2,122 million) representing a slight increase of 4% over last year. Turnover from the PRC market in 2003 was about 46% (2002: 29%) of total turnover. The increase was mainly due to the Group continues to expand its distribution and logistic networks in the PRC.

Gross profit was HK$93 million for year 2003 (2002: HK$ 120 million) representing a decrease of 23% over last year as the tight rebate policy from Intel.

Finance costs for 2003 increased to HK$15 million from HK$10 million of year 2002 mainly due to the increase in bank loan interests. However, operating costs for 2003 reduced to HK$38 million from HK$39 million of year 2002.

Liquidity and Financial Resources

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$148 million as at 31 December 2003 (2002: 242million). Balance of short-term bank borrowings and overdrafts was approximately HK$324 million as at 31 December 2003 (2002: HK$425million). The short-term bank borrowings were applied to finance the purchase of inventory of the Group. The gearing ratio of the Group as at 31 December 2003 calculated as a ratio of total bank loans to total assets was 35% (2002:36%). Net assets were approximately HK$426 million as at 31 December 2003 (2002:HK$385 million).

The Group recorded total current asset value of approximately HK$923 million as at 31 December 2003 (2002:HK$1,185 million) and total current liability value of approximately HK$500 million (2002:HK$803 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, improved to 1.9 as at 31 December 2003 (2002:1.5).

The Group had inventory of approximately HK$332 million as at 31 December 2003 (2002: HK$632 million) representing a decrease of 48% from last year.

The Group recorded an increase in shareholders' funds from approximately HK$385 million as at 31 December 2002 to approximately HK$426 million as at 31 December 2003.

Treasury Policies

The Group generally finances its operations with internally generated resources and banking facilities provided by banks in Hong Kong. The banking facilities are mainly trust receipt loans and invoice finance of tenor up to 120 days from the invoice date. The bank interest rates are mainly fixed by reference to either the Hong Kong Prime rate or the Hong Kong Interbank Borrowing rate for Hong Kong dollar loans and by reference to Singapore or London Interbank Borrowing rate for United States dollar loans.

Bank deposits of the Group are either in Hong Kong dollars or United States dollars.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low. The Group did not do any hedging for the foreign currency transactions during the year.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses, were approximately HK$179 million. As at 31 December 2003, approximately HK$110 million of the net proceeds had been applied by the Group as general working capital. Approximately another HK$3 million were applied to the development and expansion of the Group's distribution and logistics network in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong.

Charges on Assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group were pledged to its bankers to secure certain banking facilities granted to the Group.

Investments

The Group did not hold any significant investments nor had any major capital expenditure during the year.

Contingent Liabilities

As at 31 December 2003, the Group did not have any significant contingent liabilities.

Employees

As at 31 December 2003, the Group had 80 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

Audit Committee

The Company established an audit committee (the "Committee") on 29 August 2002. The Group's financial statements for the year ended 31 December 2003 have been reviewed by the Committee. The principal activities of the Committee include the review and supervision of the Group's financial reporting process and internal controls.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company did not redeem any of the Company's shares during the year. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Company has compiled throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

PUBLISHMENT OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The Company's annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable commitment and hard work. I would like also to express my sincere thanks to our business partners for their supports in the past years.

BOARD OF DIRECTORS

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 26 April 2004

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.


Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號:0931)

二零零三年年度業績

業績

宏通集團控股有限公司(「本公司」)董事會謹此公佈本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度按照香港公認會計原則編製之經審核綜合業績,連同往年度之比較數字如下:

	截至十二月三十一日止年度	
	二零零三年	二零零二年
	千港元	*千港元*
營業額 *(附註2)*	**2,202,933**	2,122,190
銷售成本 *(附註3)*	**(2,110,412)**	(2,002,008)
毛利	**92,521**	120,182
其他經營收入 *(附註4)*	**13,137**	4,963
分銷成本	**(8,690)**	(8,363)
行政開支	**(29,199)**	(30,508)
經營溢利 *(附註5)*	**67,769**	86,274
財務費用 *(附註6)*	**(14,940)**	(10,403)
除稅前溢利	**52,829**	75,871
稅項 *(附註7)*	**(2,549)**	(9,868)
年度純利	**50,280**	66,003

股息 *(附註8)*	–	20,800
每股盈利(港仙) *(附註9)*		
基本	**3.1**	4.1
攤薄	**3.1**	不適用

附註：

1. 採納新會計標準

於本年度，本集團首次採納下列由香港會計師公會(「會計師公會」)頒佈之香港財務報告準則(「財務報告準則」)。財務報告準則之規定已包括會計師公會所認可之會計實務準則(「會計實務準則」)及詮釋。

會計實務準則第12號(經修訂)　　「所得稅」

所得稅

採用會計實務準則第12號(經修訂)之主要影響關乎遞延稅項之處理。過往年度，遞延稅項採用收益表負債法作出部份撥備，即當有稅務時差時，除非預期短期內不會逆轉，否則即確認遞延稅項負債。會計實務準則第12號(經修訂)則規定採用資產負債表負債法，即除少數例外情況，當資產及負債在財務報表之賬面值與計算應課稅溢利之相應稅基出現暫時差額，即全數確認為遞延稅項。採用此準則對本會計基或上個會計期業績並無重大影響。因此，毋須作出前期調整。

2. 營業額及分類資料

營業額指年內向外界客戶出售產品及提供服務已收或應收之款項減去年內貿易折扣及退貨。

本集團本年度按主要業務及地區市場分析之營業額及毛利貢獻如下

	二零零三年 *千港元*	二零零二年 *千港元*
按主要業務劃分之營業額		
分銷電腦組件及資訊科技產品	**2,101,947**	2,043,011
提供綜合電子啟動方案	**100,986**	79,179
	2,202,933	2,122,190
按地區市場劃分之營業額		
中華人民共和國(「中國」)	**1,020,999**	610,040
香港	**1,181,934**	1,512,150
	2,202,933	2,122,190
按地區市場劃分之毛利貢獻		
中國	**52,374**	46,746
香港	**40,147**	73,436
	92,521	120,182

本集團按業務分類之營業額及經營溢利貢獻之分析如下

截至二零零三年十二月三十一日止年度

	分銷電腦組件及資訊科技產品	提供綜合電子啟動方案	綜合
	千港元	*千港元*	*千港元*
營業額			
對外銷售	**2,101,947**	**100,986**	**2,202,933**
業績			
分類業績	**43,575**	**14,321**	**57,896**
其他經營收入			**13,137**
未分配公司開支			**(3,264)**
經營溢利			**67,769**
財務費用			**(14,940)**
除稅前溢利			**52,829**
稅項			**(2,549)**
股東應佔溢利			**50,280**

截至二零零二年十二月三十一日止年度

	分銷電腦組件及資訊科技產品	提供綜合電子啟動方案	綜合
	千港元	*千港元*	*千港元*
營業額			
對外銷售	2,043,011	79,179	2,122,190
業績			
分類業績	71,572	12,150	83,722
其他經營收入			4,963
未分配公司開支			(2,411)
經營溢利			86,274
財務費用			(10,403)
除稅前溢利			75,871
稅項			(9,868)
股東應佔溢利			66,003

3. 銷售成本

	二零零三年	二零零二年
	千港元	*千港元*
銷售成本包括：		
已售貨品之成本	**2,196,802**	2,067,705
回佣	**(86,390)**	(65,697)
	2,110,412	2,002,008

4. 其他經營收入

	二零零三年 千港元	二零零二年 千港元
代理費收入	**9,800**	–
出售廠房及設備收益	**13**	3
銀行存款之利息	**1,283**	2,600
雜項收入	**2,041**	2,360
	13,137	4,963

5. 經營溢利

經營溢利已扣除下列各項

	二零零三年 千港元	二零零二年 千港元
核數師酬金	**730**	730
廠房及設備折舊	**935**	770
有關租賃物業之經營租賃租金	**3,905**	3,039
僱員成本：		
董事酬金		
一袍金	**480**	480
一其他酬金	**6,125**	8,360
一退休福利計劃供款	**35**	36
	6,640	8,876
不包括董事酬金之僱員成本	**15,135**	14,702
退休福利計劃供款（不包括包含在董事酬金之款額）	**273**	193
	15,408	14,895
總僱員成本	**22,048**	23,771

6. 財務費用

	二零零三年 千港元	二零零二年 千港元
於五年內悉數償還之銀行透支及短期銀行借貸	**11,777**	7,237
銀行收費	**3,163**	3,166
	14,940	10,403

7. 稅項

	二零零三年 千港元	二零零二年 千港元
香港利得稅		
本年度	**2,314**	11,540
過往年度撥備不足(超額撥備)	**235**	(1,672)
本公司及其附屬公司應佔稅項	**2,549**	9,868

香港利得稅乃按本年度估計應課稅溢利之17.5%(二零零二年:16%)計算。

由於本公司於其他司法權區經營之附屬公司於本年度並無應課稅溢利,故並無就該等附屬公司作出稅項撥備。

於結算日並無其他重大臨時差額。

8. 股息

	二零零三年 千港元	二零零二年 千港元
中期股息	**–**	11,200
擬派末期股息	**–**	9,600
	–	20,800

附註：

(a) 本公司於年內並無派付或宣派二零零三年度任何股息。董事不建議就截至二零零三年十二月三十一日止年度派付末期股息。

(b) 二零零二年已支付中期股息每股0.007港元，並擬派付末期股息每股0.006港元。

9. 每股盈利

本年度每股基本盈利乃按本年度純利50,280,000港元（二零零二年：66,003,000港元）及已發行股份1,600,000,000股計算。

本年度每股攤薄盈利則按本年度純利50,280,000港元，以及假設未行使購股權於授出當日已行使之情況下應有已發行及可發行股份加權平均數1,602,729,443股計算。

股息

董事不建議就截至二零零三年十二月三十一日止年度派發末期股息。

業務回顧

本集團二零零三年營業額為2,203,000,000港元，較去年同期之2,122,000,000港元增加4%。營業額輕微上升，主要原因在於年內沙士疫症的影響。由於英特爾的回佣仍然偏低，結果純利由66,000,000港元減至50,000,000港元。

英特爾產品分銷業務

由於沙士疫症爆發，加上英特爾的回佣偏低，而在疫情受控後分銷商之間展開激烈競爭，導致售價下跌，二零零三年對電腦組件分銷業務而言是充滿挑戰之一年。由於英特爾的回佣及售價下跌，故本集團的毛利率由5.7%下跌至4.2%。

過往數年，英特爾產品的銷售佔總營業額超過95%，每年亦有相當增長。為減少對英持爾產品倚賴，同時鑑於數碼家居產品市場不斷發展，本集團有策略地將業務擴展至分銷利潤較高的薄膜電晶體液晶顯示器（「液晶顯示器」）產品。

回顧期間，分銷英特爾產品仍然為本集團的主要業務，佔總營業額90%左右。由於英特爾向全球分銷商推出新的銷售回佣政策，本集團相信英特爾產品的利潤於二零零三年已見底，在二零零四年將會趨升。

液晶顯示器分銷業務

與奇美實業股份有限公司(「奇美」)的合作為本集團成立以來的另一里程碑。與奇美訂立協議後,分銷業務分為兩個主要部份:英特爾產品及奇美的液晶顯示器產品。

本集團於去年三月已開始在中國分銷奇美的液晶顯示器產品。此乃本集團之策略發展,可進一步善用現有的個人電腦組件分銷渠道,包括英特爾經銷商、系統集成商及個人電腦原設備製造商。

雖然第二季爆發沙士疫症,但隨著個人電腦置換周期來臨,合併銷售有所增加,加上液晶顯示器價格下跌,結果二零零三年液晶顯示器的收入繼續迅速增長。

前景

展望將來,分銷英特爾產品,尤其是英特爾的盒裝中央處理器(「CPU」)將繼續為本集團之主要溢利來源。基於內地CPU市場的穩健發展及英特爾於CPU市場的領導地位,本集團對英特爾CPU的產品需求保持樂觀。

朝陽工業

二零零三年是液晶顯示器市場豐收的一年,此乃由於液晶監視器需求殷切所致。受到個人電腦需求強勁的帶動,液晶監視器的銷售預期在二零零四年會繼續上揚。估計二零零四年的液晶監視器的全球銷售將增加48%至71,000,000部,首次超越陰極射線管(「CRT」)監視器。

中國去年的液晶監視器付運量上升99.3%至2,200,000部。未來五年,預期液晶監視器的銷量增長將達41.5%的複合年增長率。

鑑於內地市場的普及率偏低,加上液晶監視器價格持續下跌,未來數年,CRT監視器的淘汰應可繼續推動本集團的收入及利潤增長。

無可置疑,液晶電視是增長速度最快的液晶顯示器產品,新的五代和更高代的面板廠將生產更多液晶電視。液晶電視的普及率將取決於數碼廣播的廣泛程度、數碼電視節目的普及程度及消費者的購買能力而定。

根據iSuppli/Standford Resources估計，內地液晶電視的付運量預期將從二零零三年的87,000部增至二零零七年的752,000部，複合年增長率達71%。然而，CRT電視在未來數年將繼續主導對價格敏感度較高的內地市場。雖然內地的液晶電視市場尚在發展之中，但一眾個人電腦廠商、電視廠商及其他消費電子產品廠商俱已作好部署，準備在需求增長潛力驚人的中國平面電視市場分一杯羹。

中國為全球電視廠商的生產基地。預計二零零四年中國的電視機總產量將達58,000,000部，較二零零三年增加7.4%，絕大部份為傳統的CRT電視，而其中約40%出口。有見於液晶電視市場潛力極大，內地的大廠紛紛大舉投資發展平面電視技術，其中以發展液晶電視為主，以掌握全球需求預計增長的機會。然而，中國公司缺乏液晶面板的生產技術，需依賴國外廠商供應面板來組裝液晶電視。南韓及台灣的廠商為全球液晶面板的主要供應商。中國公司利用該等面板，配合內地的低工資優勢，生產平面電視及電腦顯示器。

目前，中國有超過1億名有線電視用戶及3億部電視。預計二零零八年北京奧運的數碼電視廣播將可加快淘汰CRT電視與平面電視的普及。不過，價格仍然是一個決定性因素。基於液晶電視的生產成本趨降，加上競爭越見熾熱，預期液晶電視價格將出現複合年負增長，比率介乎15%至24%。

鑑於中國液晶電視及液晶面板需求潛力龐大，本集團已分別在二零零三年第四季及二零零四年首季成功獲得奇美液晶電視及液晶電視面板，在內地及香港分銷權。此舉為本集團帶來協同效應，有助日後的業務發展，除進一步擴展液晶顯示器產品分銷業務，發展液晶電視業務外，亦會繼續拓展業務至其他增長市場，如消費電子原設備製造商市場。

本集團供應商奇美為全球主要液晶面板供應商之一，亦是多家知名日本及南韓液晶電視廠商的原廠設備製造商。基於液晶面板行業的供應商數目極少，加上本集團供應商具有頂尖技術優勢與高度垂直生產模式，將有助本集團爭取內地液晶電視組裝商的訂單。

作為英特爾中央處理器及奇美液晶顯示器產品之分銷商，本集團將可成為當前數碼新年代的受惠者。

管理層討論及分析

業務回顧

面對爆發沙士疫症、充滿挑戰的二零零三年，本集團仍然成功取得約50,000,000港元的除稅後溢利，較去年的66,000,000港元下降約24%。

本集團於回顧年度的營業額為2,203,000,000港元（二零零二年：2,122,000,000港元），較去年微升4%。二零零三年度來自中國市場的營業額約佔總營業額46%（二零零二年：29%）。有關營業額比例上升，主要由於本集團持續擴展其中國分銷及物流網絡所致。

二零零三年度毛利為93,000,000港元（二零零二年：120,000,000港元），較去年下降23%。此乃由於英特爾收緊回佣政策所致。

財務費用從二零零二年的10,000,000港元上升至二零零三年的15,000,000港元，主要由於銀行貸款利息開支增加所致。然而，經營成本從二零零二年的39,000,000港元下降至二零零三年的38,000,000港元。

流動資金及財務資源

本集團於二零零三年十二月三十一日之現金及銀行結存總額（包括已抵押銀行存款）約為148,000,000港元（二零零二年：242,000,000港元）。於二零零三年十二月三十一日，短期銀行借貸及透支結餘約為324,000,000港元（二零零二年：425,000,000港元）。短期銀行借貸乃為本集團的存貨採購提供資金。本集團於二零零三年十二月三十一日之資本與負債比率（按銀行貸款總額對資產總值之比率計算）為35%（二零零二年：36%）。於二零零三年十二月三十一日，資產淨值約為426,000,000港元（二零零二年：385,000,000港元）。

本集團於二零零三年十二月三十一日錄得流動資產總值約923,000,000港元（二零零二年：1,185,000,000港元），而流動負債總值則約為500,000,000港元（二零零二年：803,000,000港元）。本集團之流動比率於二零零三年十二月三十一日（以總流動資產除以總流動負債）上升至1.9（二零零二年：1.5）。

本集團於二零零三年十二月三十一日擁有約332,000,000港元存貨（二零零二年：632,000,000港元），較去年減少48%。

本集團錄得股東資金有所上升，由二零零二年十二月三十一日約385,000,000港元，上升至二零零三年十二月三十一日約426,000,000港元。

庫務政策

本集團運作上所需的資金來自本集團的內部資源及香港銀行提供的信貸。銀行信貸主要為貿易融資貸款，還款期為由發票日起計最多120日。就港元貸款而言，銀行利率主要參考香港最優惠利率或銀行同業拆息，就美元貸款而言，銀行利率則參考新加坡或倫敦銀行同業拆息而釐訂。

本集團之銀行存款以港元或美元計算。

本集團之交易主要以港元或美元計算。因此匯率波動風險較低。本集團於年內並無就外幣交易進行任何對沖。

首次公開售股所得款項淨額用途

首次公開發售所得款項在扣除相關費用後約為179,000,000港元。於二零零三年十二月三十一日，所得款項淨額中約110,000,000港元已用作營運資金。另外約3,000,000港元已用以發展及擴大本集團在中國之分銷及物流網絡。剩餘之所得款項淨額則存放於香港之知名銀行作為定期存款。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押予其往來銀行，以取得授予本集團之若干銀行信貸。

投資

本集團年內並無持有任何重大投資，亦無任何重大資本開支。

或然負債

於二零零三年十二月三十一日，本集團並無任何重大或然負債。

僱員

於二零零三年十二月三十一日，本集團共聘用80名全職僱員。

本集團主要按業內慣例、個人表現及經驗而向僱員支付薪酬。除基本薪酬外，本集團將參考本集團之表現及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

審核委員會

本公司於二零零二年八月二十九日成立審核委員會（「委員會」）。委員會已審核本集團截至二零零三年十二月三十一日止年度之財務報表。委員會之主要工作包括審閱及監管本集團之財務呈報過程及內部監控。

購買、出售或贖回本公司上市證券

於年內，本公司概無贖回任何本身股份，而本公司或其任何附屬公司於年內亦無購買或出售本公司之任何股份。

公司管治

本公司於截至二零零三年十二月三十一日止整年一直遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14所載之最佳應用守則。

於聯交所網頁公佈業績

包含上市規則附錄16第45(1)至45(3)段所規定之所有資料之本公司年報將在適當時間於聯交所網頁公佈。

致謝

本人謹藉此機會代表董事會，感謝全體董事及員工作出的寶貴貢獻及努力不懈。本人亦謹此向本公司業務伙伴過去多年的鼎力支持致以衷心謝意。

董事會

於本公佈日期，本公司共有游本宏先生、余志明先生及嚴中川先生三名執行董事，以及劉助博士及胡競英女士兩名獨立非執行董事。

承董事會命
主席
游本宏

香港，二零零四年四月二十六日

* *僅供識別*

請同時參閱本公佈於香港經濟日報的內容。